EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES
------------------------------------------
Consolidated financial statements
June 30, 2004

(Free Translation of Spanish original)





CONTENTS
--------
Consolidated balance sheets
Consolidated statements of income
Consolidated statements of cash flows
Notes to the consolidated financial statements




Ch$   - Chilean pesos
ThCh$ - Thousands of Chilean pesos
  US$ - United States dollars
ThUS$ - Thousands of United States dollars
   UF - Unidades de Fomento (Chilean government inflation-indexed monetary units)
   A$ - Argentine pesos
 ThA$ - Thousands of Argentinean pesos
   R$ - Brazilian Reais
 ThR$ - Thousands of Brazilian Reais

                  EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS


                                                                             For the period ended June 30,
                                                                           ----------------------------------
                                                                               2004                   2003
                                                                           ------------          ------------
                                                                                ThCh$                 ThCh$
TOTAL CURRENT ASSETS                                                        113,870,813           143,389,236
Cash                                                                         17,737,810             5,007,902
Time deposits                                                                 6,263,648            13,475,862
Marketable securities (net)                                  4               20,436,147            28,709,842
Trade accounts receivable (net)                              5               18,166,698            19,155,673
Notes receivable (net)                                       5                5,180,284             6,905,621
Other receivables (net)                                      5               10,229,272             4,626,611
Notes and accounts receivable from related companies         6                  202,566                 6,276
Inventories (net)                                            7               21,145,151            31,332,924
Recoverable Taxes                                                             5,138,358             5,495,662
Prepaid expenses                                                              2,660,864             2,848,165
Deferred Income Taxes                                        8                  405,546               796,869
Other current assets                                         10               6,304,469            25,027,829
                                                                           ------------          ------------
TOTAL PROPERTY, PLANT & EQUIPMENT                                           172,360,342           194,831,618
Land                                                         12              14,820,353            15,658,642
Buildings & improvements                                     12              97,561,926           101,913,957
Machinery and equipment                                      12             236,749,559           255,924,424
Other property, plant & equipment                            12             188,252,382           182,479,690
Technical reappraisal of property, plant & equipment         12               1,911,797             1,911,797
Depreciation                                                 12            (366,935,675)         (363,056,892)
                                                                           ------------          ------------
TOTAL OTHER ASSETS                                                          299,486,582           288,164,486
Investments in related companies                             14              20,139,253            20,402,397
Investments in other companies                                                  652,929               721,695
Goodwill                                                     16              90,132,069           107,640,938
Long-term receivables                                        5                   61,250                 3,467
Notes and accounts receivable from related companies         6                   54,864               136,048
Intangibles                                                                   3,067,832             3,390,092
Amortization                                                                 (2,808,340)           (2,941,456)
Others                                                       18             188,186,725           158,811,305
                                                                           ------------          ------------
TOTAL ASSETS                                                                585,717,737           626,385,340
                                                                           ============          ============

                                                                              For the period ended June 30,
                                                                           ----------------------------------
                                                                              2004                    2003
                                                                           ------------          ------------
                                                                              ThCh$                   ThCh$
TOTAL CURRENT LIABILITIES                                                   103,086,083            81,334,663
Short-term bank liabilities                                  19              19,802,843             9,191,289
Current portion of long-term bank liabilities                19               3,721,015             4,338,065
Current portion of bonds payable                             22              13,135,615            13,270,420
Dividends payable                                                             5,988,990             4,009,101
Accounts payable                                                             24,093,841            21,699,770
Other creditors                                                               3,307,294             3,084,703
Notes and accounts payable to related companies              6                4,361,301             4,041,749
Provisions                                                   23              21,744,103            12,750,096
Withholdings                                                                  3,511,668             5,581,376
Income taxes payable                                                          3,350,714             3,218,256
Unearned income                                                                  58,699               149,838
Other current liabilities                                                        10,000                     0
                                                                           ------------          ------------
TOTAL LONG-TERM LIABILITIES                                                 190,808,067           212,627,356
Long-term bank liabilities                                   21              52,276,525            58,746,195
Bonds payable                                                22             118,664,252           132,603,857
Other creditors                                                                 223,363                25,520
Provisions                                                   23              11,347,495            11,849,502
Deferred Income Taxes                                        8                1,071,786             2,469,590
Other long-term liabilities                                                   7,224,646             6,932,692
MINORITY INTEREST                                            26                  49,924                52,096
                                                                           ------------          ------------
TOTAL SHAREHOLDERS' EQUITY                                                  291,773,663           332,371,225
Paid-in capital                                              27             186,368,767           185,630,673
Revalued capital reserve                                     27               1,490,950             2,041,938
Other reserves                                               27              34,243,746            53,665,444
Retained earnings                                            27              69,670,200            91,033,170
Accumulated earnings                                         27              55,730,750            87,375,532
Net income for the period                                    27              17,771,234             7,512,413
Interim dividends                                            27              (3,831,784)           (3,854,775)
                                                                           ------------          ------------
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY                                    585,717,737           626,385,340
                                                                           ============          ============

                  EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME



                                                                              For the period ended June 30,
                                                                           ----------------------------------
                                                                               2004                   2003
                                                                           ------------          ------------
                                                                               ThCh$                 ThCh$
OPERATING INCOME                                                             26,488,528            15,013,627
Gross Margin                                                                 75,889,958            61,684,621
Net Sales                                                                   202,503,702           194,507,534
Cost of sales                                                              (126,613,744)         (132,822,913)
Administrative and selling expenses                                         (49,401,430)          (46,670,994)
                                                                           ------------          ------------
NON OPERATING INCOME AND EXPENSE                                             (6,181,475)           (5,737,575)
Financial Income                                                              7,114,021             9,729,905
Equity in earnings of equity investments                     14                 206,425             2,542,424
Other non-operating income                                   28                 995,799             4,624,762
Equity in losses of equity investments                       14                (229,659)              (12,669)
Amortization of goodwill                                     16              (3,977,311)           (3,909,831)
Financial Expenses                                                          (16,671,659)           (9,359,771)
Other non-operating expenses                                 28              (6,083,276)           (1,790,788)
Price level restatement                                      29                (641,609)           (4,134,861)
Foreign exchange gains                                       30              13,105,794            (3,426,746)
                                                                           ------------          ------------
Income before income taxes and extraordinary items                           20,307,053             9,276,052
Income tax expense                                           8               (2,534,422)           (1,761,968)
Income before minority interest                                              17,772,631             7,514,084
Minority interest                                            26                  (1,397)               (1,671)
                                                                           ------------          ------------
NET INCOME                                                                   17,771,234             7,512,413
                                                                           ------------          ------------
NET INCOME FOR THE PERIOD                                                    17,771,234             7,512,413
                                                                           ============          ============

                  EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                     For the period ended June 30,
                                                                  --------------------------------------
                                                                      2004                      2003
                                                                  ------------              ------------
                                                                      ThCh$                     ThCh$
NET CASH PROVIDED BY OPERATING ACTIVITIES                           40,668,691                21,695,299
Collection of trade receivables                                    298,782,943               284,168,550
Financial income received                                            6,417,740                 1,787,508
Dividend & other distributions received                              1,213,576                         2
Other income received                                                8,780,973                15,151,956
Payments to suppliers and personnel                               (215,813,107)             (242,470,609)
Interest paid                                                       (8,326,586)               (1,799,441)
Income taxes paid                                                   (2,058,433)               (2,635,354)
Other expenses paid                                                   (183,511)                 (169,619)
VAT and other tax payments                                         (48,144,904)              (32,337,694)
                                                                  ------------              ------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                (29,421,721)              (41,946,019)
Borrowings                                                          31,587,716                32,231,970
Other financing activities                                                   0                   188,386
Paid-out dividends                                                 (37,777,478)              (43,686,463)
Loan payments                                                      (17,562,762)              (30,679,912)
Bonds payable                                                       (5,593,406)                        0
Other financing disbursements                                          (75,791)                        0
                                                                  ------------              ------------
NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES                (8,175,348)               27,595,508
Proceeds from sales of property, plant and equipment                   134,044                   491,774
Proceeds from sales of other investments                            17,777,970               115,819,449
Other investment income                                               (426,689)                        0
Additions to property, plant & equipment                           (11,771,260)              (16,318,046)
Permanent investments                                                 (697,588)                        0
Investments in financial instruments                               (13,191,825)              (72,397,669)
                                                                  ------------              ------------
TOTAL NET CASH FOR THE PERIOD                                        3,071,622                 7,344,788
EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS                    (1,531,855)                3,817,957
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                 1,539,767                11,162,745
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                    42,897,838                49,112,046
                                                                  ------------              ------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                          44,437,605                60,274,791
                                                                  ============              ============

                        RECONCILIATION OF NET INCOME TO
                                NET CASH FLOWS
                       PROVIDED BY OPERATING ACTIVITIES


RECONCILIATION OF NET INCOME TO NET CASH FLOWS
PROVIDED BY OPERATING ACTIVITIES                                                    For the period ended June 30,
                                                                                  ---------------------------------
                                                                                        2004               2003
                                                                                     -----------        -----------
                                                                                        ThCh$               ThCh$
NET INCOME                                                                            17,771,234         7,512,413
Income on sales of assets:                                                                88,209           (49,501)
Gain on sale of property, plant and equipment                          28                 88,209           (46,918)
Gain on sale of investments                                                                    0            (2,583)
                                                                                     -----------        -----------
ADJUSTMENTS TO NET INCOME THAT DO NOT REPRESENT MOVEMENTS OF CASH                     16,333,549        33,951,277
Depreciation                                                           12             17,703,693        19,921,651
Amortization of intangibles                                                              188,591           297,690
Write-offs and provisions                                                              1,405,941            95,229
Equity in earnings of equity investments                               14               (206,425)       (2,542,424)
Equity in losses of equity investments                                 14                229,659            12,669
Amortization of goodwill                                               16              3,977,311         3,909,831
Price-level restatement                                                29                641,609         4,134,861
Foreign exchange gains, net                                            30            (13,105,794)        3,426,746
Other credits to income that do not represent cash flows                              (2,315,212        (6,001,489)
Other charges to income that do not represent cash flows                               7,814,176        10,696,513
                                                                                     -----------       -----------
CHANGES IN OPERATING ASSETS (Increase) decrease                                        7,422,501        (5,127,882)
Trade accounts receivable                                                             17,850,610        17,348,833
Inventories                                                                           (1,009,864)      (12,593,645)
Other assets                                                                          (9,418,245)       (9,883,070)
                                                                                     -----------       ------------
CHANGES IN OPERATING LIABILITIES Increase (decrease)                                    (948,199)      (14,592,679)
Accounts payable related to operating income                                         (14,327,980)      (13,349,148)
Interest payable                                                                      15,965,605        (1,839,174)
Income taxes payable                                                                     184,746          (333,583)
Other accounts payable related to non-operating income                                   292,100            78,390
Valued Added Tax and other similar items                                              (3,062,670)          850,836
Minority interest                                                      26                  1,397             1,671
                                                                                     -----------       -----------
Net cash provided by operating activities                                             40,668,691        21,695,299
                                                                                     ===========       ===========

The accompanying Notes 1 to 41 are an integral part of these consolidated financial statements.

NOTE 1 - INCORPORATION IN THE SECURITIES REGISTER
-------------------------------------------------

Embotelladora Andina S.A. ("Andina" and together with its controlled subsidiaries, the "Company") was incorporated in the Securities Register under No. 00124 and, in conformity with Law 18,046, is subject to the supervision of the Chilean Superintendence of Securities and Insurance Companies (the "SVS").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES
-----------------------------------------------------

a)  Accounting period

The consolidated financial statements cover the period January 1 to June 30, 2004 and are compared to the same period in 2003.

b)  General

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles issued by the Chilean Institute of Accountants, as well as rules and regulations of the SVS. In the event of discrepancy, the SVS regulations will prevail.

c)  Basis of presentation

For comparison purposes, the figures in the prior-year financial statements have been restated by 0.6% according to CPI and minor reclassifications have been made.

d)  Basis of consolidation

The accompanying financial statements reflect the consolidated financial position, results and cash flows of Andina and its subsidiaries. All significant transactions have been eliminated.

In addition, for proper presentation of consolidated net income, the participation in income by minority shareholders is shown in the consolidated statements of income under Minority interest.

The subsidiaries included in the consolidated financial statements and Andina's direct and indirect holding percentages are as follows:

Id Number                Company Name                               Ownership Interest
---------    -----------------------------------    -----------------------------------------------
                                                      June 30, 2004               June 30, 2003
                                                    --------------------       --------------------
                                                    Direct       Indirect      Total          Total
                                                    ------       --------      -----          -----
0-E          ABISA CORP S.A.                         99.9         0.09         99.99          99.99
96842970-1   ANDINA BOTTLING INVESTMENTS S.A.        99.9         0.09         99.99          99.99
96836750-1   ANDINA INVERSIONES SOCIETARIAS S.A.     99.9         0.09         99.99          99.99
96972760-9   ANDINA BOTTLING INVESTMENTS DOS S.A.    99.9         0.09         99.99          99.99
0-E          EMBOTELLADORA DEL ATLANTICO S.A.         0          99.99         99.99          99.99
96623640-K   ENVASES MULTIPACK S.A.                   0          99.99         99.99          99.99
0-E          RIO DE JANEIRO REFRESCOS LTDA.           0          99.99         99.99          99.99
78536950-5   SERVICIOS MULTIVENDING LTDA.            99.9         0.09         99.99          99.99
78861790-9   TRANSPORTE ANDINA REFRESCOS LTDA.       99.9         0.09         99.99          99.99
96648500-0   VITAL S.A.                               0          99.99         99.99          99.99


Other information

On March 21, 2003 at the general and extraordinary shareholders meeting of both Embotelladora del Atlantico S.A. (EDASA) and Complejo Industrial Pet S.A. (CIPET), approved and confirmed the "Preliminary Merger Agreement", which was effective as from January 1, 2003.

On May 23, 2003 the "Final Merge Agreement" was signed between EDASA and CIPET and registered in the Public Register of Commerce in the Province of Cordoba on October 14, 2003.

e)  Price-level restatement

The consolidated financial statements have been restated in accordance with local regulations to reflect the effect of price-level changes on the purchasing power of the Chilean peso during the period. Restatements have been determined on the basis of the percentage variation in the official Chilean Consumer Price Index "CPI", issued by the Chilean National Institute of Statistics, which amounted to 0.8% for the period December 1, 2003 to May 31, 2004 (1.1% for the same period in 2003).

f)  Currency translation

Balances in foreign currency are considered as non - monetary items and are translated at the exchange rate prevailing at the end of period. UF denominated balances have been restated according to the CPI changes or the agreed rate.

Assets and liabilities in foreign currency and Unidades de Fomento have been translated into local currency at the following end of period exchange rates:

                                       2004             2003
                                    ---------        ---------
                                        Ch$              Ch$
Unidades de Fomento        (UF)     17,014.95        16,959.67
United States dollars     (US$)        636.30           699.12
Argentine pesos            (A$)        215.11           249.69
Brazilian Real             (R$)        204.76           243.43

g)  Marketable securities

Marketable securities include investments in mutual funds, valued at the redemption value for each end of period.

h)  Inventories

Inventories are stated at purchase and/or production cost and are computed under the average cost method. Provisions are made for obsolescence on the basis of turnover of raw materials and finished products. The stated values of inventories do not exceed their estimated net realizable value.

i)  Allowance for doubtful accounts

The allowance for doubtful accounts consists of a general provision determined on the basis of the aging of debts and additional allowances for specific customers where collection is doubtful. In the opinion of the Company's management, the allowances are reasonable and the net balances are recoverable.

j)  Property, plant and equipment

Property, plant and equipment are carried at restated cost plus price-level restatements. The technical reappraisal of property, plant and equipment, authorized by the SVS during 1979, is shown at restated value under the heading "Technical reappraisal of property, plant and equipment".

Fixed assets to be disposed of are valued at the lower of the net realizable value and book value. Unrealized losses are reflected in the consolidated statement of income under Other non-operating expenses.

k)  Depreciation

Depreciation of property, plant and equipment is determined by the straight-line method based on the estimated useful lives of the revalued assets.


l)  Containers

Inventories of containers, bottles and plastic containers at plants, warehouses, and with third parties are stated at cost plus price-level restatements and are included in Other property, plant and equipment. Broken or damaged containers at plants and warehouses are expensed in each accounting period.

m)  Investments in related companies

Investments in shares or rights in companies in which the Company has a significant holding in the investee are accounted for using the equity method. The Company's proportionate share of net income and losses of related companies is recognized in the consolidated statements of income, after eliminating any unrealized profits or losses from transactions between related companies.

Investments in foreign companies are valued in conformity with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants. The United States ("US") dollar is the currency used to control investments and to translate financial statements of foreign companies. Assets and liabilities from these investments are translated into Chilean pesos at the end of period exchange rate, except that non-monetary assets and liabilities and shareholders' equity are first expressed at their equivalent value in historical US dollars. Income and expense items are first translated into US dollars at the average exchange rate during the month.

n)  Intangibles

Intangibles include franchise rights and licenses that are amortized over the terms of the contracts, not in excess of 20 years.

o)  Goodwill

Goodwill represents the difference between purchase cost of the shares acquired and the proportional equity value of investment on the purchase date. These differences are amortized based on the expected period of return of the investment, estimated at 20 years.

p)  Bonds payable

Bonds payable includes placement of Yankee Bonds in the US markets and placement of bonds in UF in Chile, which are carried at par value. The difference in the par value and the proceeds received, the purchase discount, is recorded as a deferred asset. This asset is amortized using the straight-line method over the term of the respective obligations.


q)  Income taxes and deferred income taxes

The Company has recognized its current tax obligations in conformity with current legislation. The effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded on the basis of the enacted tax rate that will be in effect at the estimated date of reversal, in conformity with Technical Bulletin No. 60 issued by the Chilean Institute of Accountants. The effects of deferred income taxes existing at the time of the enforcement of the aforesaid Bulletin and not previously recognized, are recorded as gain or loss according to their estimated reversal period.

r)  Staff severance indemnities

The Company has recorded a liability for long-term service indemnities in accordance with the collective agreements entered into with its employees. The provision is stated at present value of the projected cost of the benefit, which is discounted at a 7% annual rate using the staff's length of service to their retirement date.

s)  Deposits for containers

The liability for deposits for containers in circulation is estimated based on an annual inventory count of containers held by clients. The inventory is valued at the average weighted value of the deposit value over the past seven years per container type and any adjustments are recorded in the Company's operating results. In order to recover the cash deposit, the original invoice must be presented and the containers should be in good condition. Deposits are not adjusted for price level restatements.

Beginning in February 2001, and for a period of five years counted from the invoice date, if a client would not restore all or part of the deposits for containers, the Company, without any further proceedings, may cash part or all of the deposit.

This liability is presented in Other long-term liabilities, considering that the number of new containers in circulation in the market during the year is historically greater than the number of containers returned by clients during the same period.

t)  Revenue recognition

The Company records revenue based on the physical delivery of finished products to its clients, in accordance with Technical Bulletin No. 70 issued by the Chilean Institute of Accountants.

u)  Derivative contracts

Derivative contracts include forward and swap currency contracts used to cover the risk of exposure to exchange rate differences.

These hedge instruments are recorded at their market values. Unrealized losses are recognized as a charge to income and gains are deferred and included in Other liabilities (current or long-term) until realized.

Hedge contracts for forecasted transactions are recorded at market value and their changes in value are accounted for as unrealized gains or losses. Upon contract expiration, the deferred gains and losses are recorded in income.

v)  Computer software

Software currently in use corresponds to computer packages purchased from third parties, and programs developed internally. Software purchased from third parties is capitalized and amortized over a maximum period of four years. Disbursements incurred for internally developed programs are expensed.

w)  Research and development costs

Costs incurred by the Company in research and development is immaterial given the nature of the business and the strong support from The Coca-Cola Company to its bottlers.

x)  Consolidated statement of cash flows

The Company has defined investments in fixed-income mutual funds, time deposits maturing within 90 days, repurchase agreements maturing within 90 days, and indexed promissory notes from the Chilean Central Bank as cash equivalents.

Cash flows from operating activities include all business-related cash flows as well as interest paid, financial income and, in general, all cash flows not defined as from financial or investment activities. The operating concept used for this statement is broader than that in the statement of income.

NOTE 3 - ACCOUNTING CHANGES
---------------------------

There are no changes in the application of generally accepted accounting principles in Chile in relation to the previous year that could significantly affect the comparability of these financial statements.

NOTE 4 - MARKETABLE SECURITIES
------------------------------

Marketable securities at each year-end consisted of mutual funds and investment funds totaling ThCh$ 20,436,147 and ThCh$ 28,709,842 at June 30, 2004 and 2003 respectively.

The composition of the balance at June 30, 2004 was as follows:

                                                        ThCh$
Citi Inst. Liquid Reserves Ltd. (United States)      13,722,618
Fondo Mutuo Banchile                                  5,905,000
Fondo Mutuo Citicorp Cash                               808,529
                                                     ----------
TOTAL                                                20,436,147

NOTE 5 - SHORT-AND LONG-TERM RECEIVABLES
----------------------------------------

95.6% of the portfolio of receivables corresponds to the drinks business and 4.4% to the container business. The receivables had a turnover equivalent to
6.38 times (5.98 times in 2003). Details of receivables are as follows:

                                                                    Current
                          -------------------------------------------------------------------------------------------------------
                                                            More than 90 days
                                 Up to 90 days                  up to 1 year            Subtotal          Total Current (net)
                          ----------------------------  ----------------------------  -------------  ----------------------------
                          June 30, 2004  June 30, 2003  June 30, 2004  June 30, 2003  June 30, 2004  June 30, 2004  June 30, 2003
                          -------------  -------------  -------------  -------------  -------------  -------------  -------------
Trade receivables          18,259,886      17,189,619     1,948,543      1,966,054     20,208,429      18,166,698     19,155,673
Allowance for doubtful
   accounts                                                                             2,041,731
Notes receivable            5,146,149       6,165,449     1,241,021        740,172      6,387,170       5,180,284      6,905,621
Allowance for doubtful
   accounts                                                                             1,206,886
Other receivables           9,958,820       3,705,961       390,546        920,650     10,349,366      10,229,272      4,626,611
Allowance for doubtful
   accounts                                                                               120,094
      Total long term
         receivables


                                       Long Term
                             ----------------------------
                             June 30, 2004  June 30, 2003
                             -------------  -------------
Trade receivables                     0            0
Allowance for doubtful
   accounts
Notes receivable                      0          215
Allowance for doubtful
   accounts
Other receivables                61,250        3,252
Allowance for doubtful
   accounts
                                 ------        -----
      Total long term
         receivables             61,250        3,467

NOTE 6 - BALANCES AND TRANSACTIONS WITH RELATED COMPANIES
---------------------------------------------------------

Accounts payable and receivable with related companies correspond to product purchases and sales made at market conditions. These balances are due within approximately 45 days.

a)  Notes and accounts receivable
b)

Id No             Company                              Short Term                               Long Term
---------- --------------------------     ----------------------------------        ----------------------------------
                                          June 30, 2004        June 30, 2003        June 30, 2004        June 30, 2003
                                          -------------        -------------        -------------        -------------
0-E        COCA-COLA DE ARGENTINA S.A.       202,566                    0                    0                    0
0-E        CERVEJARIAS KAYSER S.A.                 0                6,276               54,864                    0
96714870-9 COCA-COLA DE CHILE S.A.                 0                    0                    0               70,419
0-E        CENTRALLI REFRIGERANTES S.A.            0                    0                    0               65,629
                                             -------                -----               ------              -------
TOTAL                                        202,566                6,276               54,864              136,048

c)  Notes and accounts payable

Id No             Company                              Short Term                               Long Term
---------- --------------------------     ----------------------------------        ----------------------------------
                                          June 30, 2004        June 30, 2003        June 30, 2004        June 30, 2003
                                          -------------        -------------        -------------        -------------
86881400-4 ENVASES CMF S.A.                  1,404,920           1,228,838                    0                    0
0-E        COCA - COLA INDUSTRIAL LTDA.        872,506                   0                    0                    0
96714870-9 COCA-COLA DE CHILE S.A.             864,556           1,334,881                    0                    0
0-E        RECOFARMA INDUSTRIAS DO
             AMAZONAS LTDA.                    504,308             319,206                    0                    0
96705990-0 ENVASES CENTRAL S.A.                402,735             481,554                    0                    0
89996200-1 ENVASES DEL PACIFICO S.A.           211,003             180,195                    0                    0
0-E        CERVEJARIAS KAISER S.A.             101,270                   0                    0                    0
94175000-1 ENVASES ITALPRINT S.A.                    3               1,308                    0                    0
0-E        COCA-COLA DE ARGENTINA S.A.               0             495,767                    0                    0
                                             ---------           ---------               ------              -------
TOTAL                                        4,361,301           4,041,749                    0                    0

c)  Transactions with related companies were as follows:

        Company               Id No            Relation         Transaction                                       June 30, 2004
----------------------------  ----------  -------------------   ---------------------------------------  -------------------------
                                                                                                                Effect on Income
                                                                                                         -------------------------
                                                                                                                        ((charge)/
                                                                                                              Amount      credit)
                                                                                                         -----------  -----------
ENVASES CENTRAL S.A.          96705990-0    Equity investee     Sales of raw materials and supplies          411,985      26,476
-                             96705990-0          -             Finished product purchases                 5,324,302           0
COCA - COLA DE CHILE S.A.     96714870-9  Shareholder Related   Collection of advertising participation    1,083,373           0
-                             96714870-9          -             Concentrate purchases                     15,619,575           0
-                             96714870-9          -             Payment of advertising participation         846,963    (846,963)
-                             96714870-9          -             Water source rental                          764,540    (764,540)
                              96714870-9          -             Others                                        20,961           0
COCA-COLA DE ARGENTINA S.A.   0-E         Shareholder Related   Concentrate purchases                              0           0
-                             0-E                 -             Payment of advertising participation         556,879    (556,879)
CERVEJARIAS KAISER S.A.       0-E           Equity Investee     Finished product purchases                 3,729,176           0
-                             0-E                 -             Advertising participation                    387,222    (387,222)
ENVASES DEL PACIFICO S.A.     89996200-1          -             Raw Material Purchases                       412,099           0
RECOFARMA INDUSTRIAS
  DO AMAZONAS LTDA.           0-E           Equity investee     Concentrate purchases                     12,462,715           0
-                             0-E                 -             Advertising participation                  1,978,582  (1,978,582)
ENVASES CMF S.A.              86881400-4    Equity investee     Container purchases                        1,260,891           0
-                             86881400-4          -             Raw Material Purchases                     4,056,540           0
                              86881400-4                        Other sales                                   77,411           0
                              86881400-4                        Services rendered                             62,188           0
CENTRALLI REFRIGERANTES S.A.  0-E           Equity investee     Finished product purchases                         0           0
SPBR S.R.L. (ARGENTINA)       0-E           Equity investee     Concentrate purchases                      8,578,341           0


        Company               Id No            Relation         Transaction                                       June 30, 2003
----------------------------  ----------  -------------------   ---------------------------------------  --------------------------
                                                                                                                Effect on Income
                                                                                                         --------------------------
                                                                                                                        ((charge)/
                                                                                                              Amount       credit)
                                                                                                         -----------    -----------
ENVASES CENTRAL S.A.          96705990-0    Equity investee     Sales of raw materials and supplies          572,581       49,759
-                             96705990-0          -             Finished product purchases                 4,354,362            0
COCA - COLA DE CHILE S.A.     96714870-9  Shareholder Related   Collection of advertising participation    1,317,043            0
-                             96714870-9          -             Concentrate purchases                     11,744,309            0
-                             96714870-9          -             Payment of advertising participation       1,338,588   (1,338,588)
-                             96714870-9          -             Water source rental                          741,786     (741,786)
                              96714870-9          -             Others                                             0            0
COCA-COLA DE ARGENTINA S.A.   0-E         Shareholder Related   Concentrate purchases                      7,009,215            0
-                             0-E                 -             Payment of advertising participation         236,027     (236,027)
CERVEJARIAS KAISER S.A.       0-E           Equity Investee     Finished product purchases                 2,732,411            0
-                             0-E                 -             Advertising participation                    392,657     (392,657)
ENVASES DEL PACIFICO S.A.     89996200-1          -             Raw Material Purchases                       475,946            0
RECOFARMA INDUSTRIAS
  DO AMAZONAS LTDA.           0-E           Equity investee     Concentrate purchases                     11,465,280            0
-                             0-E                 -             Advertising participation                  2,403,402   (2,403,402)
ENVASES CMF S.A.              86881400-4    Equity investee     Container purchases                        1,612,491            0
-                             86881400-4          -             Raw Material Purchases                     4,651,155            0
                              86881400-4                        Other sales                                  984,668            0
                              86881400-4                        Services rendered                            234,714            0
CENTRALLI REFRIGERANTES S.A.  0-E           Equity investee     Finished product purchases                 1,004,178            0
SPBR S.R.L. (ARGENTINA)       0-E           Equity investee     Concentrate purchases                              0            0

NOTE 7 - INVENTORIES
--------------------

Inventories at each end of period consisted of the following:

                                          June 30, 2004                                 June 30, 2003
                         --------------------------------------------     ---------------------------------------------
                            Gross         Obsolescence                       Gross      Obsolescence
                            value           provision         Net            value        provision             Net
                         -----------      ------------    -----------     -----------   ------------       ------------
                            ThCh$             ThCh$          ThCh$           ThCh$           ThCh$             ThCh$
Raw materials             10,988,297        (141,444)      10,846,853      12,949,779        (6,743)        12,943,036
Finished products          8,161,718         (68,661)       8,093,057      10,311,506       (93,009)        10,218,497
Raw materials in transit   2,134,703               0        2,134,703       8,145,629       (27,917)         8,117,712
Products in process           70,538               0           70,538          53,679             0             53,679
                          ----------        --------       ----------      ----------      --------         ----------
Total                     21,355,256        (210,105)      21,145,151      31,460,593      (127,669)        31,332,924

NOTE 8 - INCOME TAXES AND DEFERRED INCOME TAXES
-----------------------------------------------

a)  General:

At June 30, 2004, the Company does not present balances for Accumulated taxable or non-taxable profits. Financial earnings have been distributed in the amount of [ThCh$M$39,595,099] against taxable earnings generated in the period 2004.

At June 30, 2003, the Company does not present balances for Accumulated taxable or non-taxable profits. Financial earnings have been distributed in the amount of [ThCh$M$4,305,264] against taxable earnings generated in the period 2003.

Short-term deferred tax assets are presented net of short-term deferred tax liabilities. Long-term deferred tax liabilities are presented net of long-term deferred tax assets.

b)  Deferred income taxes at each end of period were as follows:

                                                                   June 30, 2004
                                             -----------------------------------------------------------
      Temporary Differences                            Assets                        Liabilities
                                             ---------------------------    ----------------------------
                                             Short Term       Long Term      Short Term       Long Term
                                                ThCh$           ThCh$          ThCh$           ThCh$
                                             ----------      -----------    -----------      -----------
Allowance for doubtful accounts                393,275          201,789             0                0
Vacation provision                             101,777                0             0                0
Leased assets                                        0                0             0                0
Depreciation of property, plant & equipment          0          623,808       118,619        4,304,537
Severance indmenities                                0                0         4,960          531,479
Provision for asset obsolescence               136,379        1,341,979             0                0
Provision for labor lawsuits                         0        2,554,376             0                0
Tax loss carry-forwards                        309,410        7,368,692             0                0
Deposits in guarantee                                0                0             0        2,532,165
Other                                          524,514          961,306        22,748          380,262
Local bond issue expenses                            0                0             0          235,775
Contingency allowance                                0        1,119,009             0                0
Social contributions                           111,385        2,649,783             0                0
Introduction of 2.5 lt. Format                       0                0             0                0
Accrued interest                                     0                0     1,021,000                0
Complementary accounts, net of amortization     (3,867)      (3,661,156)            0       (3,756,347)
Valuation allowance                                  0      (10,003,501)            0                0
                                             ---------      -----------     ---------       ----------
Total                                        1,572,873        3,156,085     1,167,327        4,227,871

                                                                    June 30, 2003
                                             -----------------------------------------------------------
      Temporary Differences                            Assets                         Liabilities
                                             ---------------------------      --------------------------
                                             Short Term       Long Term       Short Term      Long Term
                                               ThCh$            ThCh$           ThCh$           ThCh$
                                             ----------      -----------      ----------      ----------
Allowance for doubtful accounts               310,053           356,997              0               0
Vacation provision                            114,740                 0              0               0
Leased assets                                  36,025                 0              0          61,054
Depreciation of property, plant & equipment         0           746,046        126,057       4,266,960
Severance indmenities                               0               777              0       1,377,595
Provision for asset obsolescence               84,377         1,584,679              0               0
Provision for labor lawsuits                        0           658,274              0               0
Tax loss carry-forwards                             0        23,623,841              0               0
Deposits in guarantee                               0            88,236              0       2,494,045
Other                                          99,554           486,832         26,562         628,325
Local bond issue expenses                           0                 0              0         234,701
Contingency allowance                               0           415,743              0               0
Social contributions                                0         3,351,900              0               0
Introduction of 2.5 lt. Format                176,292                 0              0               0
Accrued interest                                    0                 0              0               0
Complementary accounts, net of amortization   (46,541)       (4,379,351)      (174,988)     (4,769,600)
Valuation allowance                                 0       (25,110,484)             0               0
                                              -------       -----------       --------      ----------
Total                                         774,500         1,823,490        (22,369)      4,293,080

d)  Income tax expense for each year was as follows:

                                                     June 30, 2004        June 30, 2003
                                                     -------------        -------------
                                                         ThCh$                 ThCh$
Current tax expense (tax allowance)                   (2,918,254)          (1,283,929)
Tax expense adjustment (previous period)                 760,350              (13,268)
Deferred income tax expense/effect over assets
  or liabilities                                          16,792              (86,333)
Amortization of deferred income tax asset and
  liability complementary accounts                      (214,390)            (196,946)
Other charges or credits                                (178,920)            (181,492)
                                                      ----------           ----------
Total                                                 (2,534,422)          (1,761,968)


NOTE 9 - SHORT AND LONG-TERM LEASING AGREEMENTS AND LEASING ASSETS
------------------------------------------------------------------

The Company had no leasing agreements.

NOTE 10 - OTHER CURRENT ASSETS
------------------------------

Other current assets at each end of period were as follows:

                                         2004               2003
                                       ---------         -----------
                                         ThCh$              ThCh$

Supplies                               3,860,456          3,364,710
Accrued interest on long-term bond     1,805,657          1,598,473
Advertising contracts                    242,252            343,284
Bond placement expenses and discount     239,107            260,004
Repurchase investments                         0         19,461,358
Other                                    156,997                  0
                                       ---------         ----------
Total                                  6,304,469         25,027,829

NOTE 11 - REPURCHASE / RESALE AGREEMENTS
----------------------------------------

The Company had no repurchase/resale agreements.

NOTE 12 - PROPERTY, PLANT AND EQUIPMENT
---------------------------------------

Property, plant and equipment consisted principally of land, buildings, improvements and machinery. Machinery and equipment included production lines and supporting equipment; sugar processing and liquefaction equipment; transportation machinery; and computer equipment. The Company has purchased insurance to cover its fixed assets and inventories. These assets are distributed as follows:

Chile      :Santiago, Renca, Rancagua, San Antonio and Rengo
Argentina  :Buenos Aires, Mendoza, Cordoba, and Rosario
Brazil     :Rio de Janeiro, Niteroi, Vitoria, Espirito Santo, and Mina Gerais

a) Principal components of property, plant and equipment at each end of period are as follows:

                                                                     Balances at June 30, 2004
                                                          ------------------------------------------
                                                                                         Net property,
                                                                         Accumulated       plant &
                                                             Assets      Depreciation     equipment
                                                             ThCh$          ThCh$           ThCh$
                                                          -----------   ------------    ------------
Land                                                       14,820,353              0      14,820,353
Buildings and improvements                                 97,561,926    (36,393,530)     61,168,396
Machinery and equipment                                   236,749,559   (173,924,856)     62,824,703
Other property, plant and equipment                       188,252,382   (156,057,060)     32,195,322
Technical reappraisal of property, plant & equipment        1,911,797       (560,229)      1,351,568
                                                          -----------   ------------    ------------
Total                                                     539,296,017   (366,935,675)    172,360,342

                                                                   Balances at June 30, 2003
                                                          ---------------------------------------------
                                                                                          Net property,
                                                                          Accumulated       plant &
                                                             Assets       Depreciation     equipment
                                                              ThCh$         ThCh$            ThCh$
                                                          ------------   ------------     -----------
Land                                                        15,658,642              0      15,658,642
Buildings and improvements                                 101,913,957    (35,119,623)     66,794,334
Machinery and equipment                                    255,924,424   (170,634,859)     85,289,565
Other property, plant and equipment                        182,479,690   (156,750,441)     25,729,249
Technical reappraisal of property, plant & equipment         1,911,797       (551,969)      1,359,828
                                                          ------------   ------------     -----------
Total                                                      557,888,510   (363,056,892)    194,831,618

b)  Other property, plant and equipment at each end of period were as follows:

                                                    2004                2003
                                               --------------     -------------
                                                    ThCh$               ThCh$

Furniture and tools                              19,826,466         27,936,242
Refrigerating equipment, promotional items
  and other minor assets                         47,389,735         45,486,012
Containers                                      101,321,356        101,445,884
Other                                            19,714,825          7,611,552
Total other property, plant and equipment
Total                                           188,252.382        182,479.690


c) Technical reappraisal of property, plant and equipment at each end of period was as follows:

                                       Balances at June 30, 2004                  Balances at June 30, 2003
                                ----------------------------------------   ------------------------------------------
                                                           Net property,                                Net property,
                                            Accumulated      plant and                 Accumulated       plant and
                                  Assets    depreciation     equipment       Assets    depreciation      equipment
                                ---------   ------------   -------------   ---------   ------------     -------------
                                  ThCh$          ThCh$          ThCh$         ThCh$         ThCh$          ThCh$
Land                            1,276,656             0      1,276,656     1,276,542             0      1,276,542
Buildings and improvements        178,731      (114,213)        64,518       178,553      (110,046)        68,507
Machinery and equipment           456,410      (446,016)        10,394       456,702      (441,923)        14,779
                                ---------     ---------      ---------     ---------     ---------      ---------
Total                           1,911,797      (560,229)     1,351,568     1,911,797      (551,969)     1,359,828


d)  The total depreciation charge is recorded under operating income.

NOTE 13 - SALES TRANSACTIONS UNDER LEASEBACK AGREEMENTS
-------------------------------------------------------

The Company had no agreements of this type.

NOTE 14 - INVESTMENT IN RELATED COMPANIES
-----------------------------------------

1. Investment in related companies and the corresponding direct shareholding in equity, as well as the recognition of unrealized income at end of period of the respective years, are shown in the table attached.

     The main changes occurred in the reported periods are described below:

     On March 27, 2003 the Company sold its shares of Agromax S.A. for A$ 132,000, generating a gain for that same amount, which is shown in Other non-operating income.

     The equity investee Centralli Refrigerante S.A. shows negative shareholders' equity, which is provisioned in the corresponding proportion.

     At the Extraordinary Shareholders' Meeting of the closed stock corporation, Envases Central S.A. which took place on March 30, 2004, it was agreed to increase the company's capital to Ch$4,606,132,665, through an issue of 1,743,555 shares, with no nominal value and of the same previously existing series.

     On March 31, 2004 Embotelladora Andina S.A. subscribed 929,838 shares and paid 727,681 shares for a unit price of Ch$946.3425 and a total contribution of ThCh$688,635 as of June 30, 2004 there is a pending payment of 202,157 shares. From March 31, 2004 until June 30, 2004 Embotelladora Andina S.A.'s has an ownership interest of 48.94367%.

     The investment in Envases Central S.A. is presented with a 48% reduction of the earnings generated during the sale to Envases Central during December 1996 for property located in Renca, because this transaction represents unrealized income for Embotelladora Andina S.A. The amount of the reduction was ThCh$206,485 (expressed in currency of June 2004). This transaction will be realized once the property is transferred to a third party different from the group.

     The investments in Kaik Partipacoes Ltda. (Brazil) and in Cican S.A. (Argentina), where Embotelladora Andina S.A. holds an indirect ownership of 11.32% and 15.2% respectively, have been valued according to the equity method, as described in Note 2 m), because we have presence in both companies through a Director, who participates in the procedures for setting policies, operating and financial decisions in accordance with the ownership structure of both companies, which are exclusively owned by Coca-Cola bottlers in Brazil and Argentina respectively.

2. No liabilities have been designated as hedging instruments for investments abroad.

3. There is no income likely to be remitted by the subsidiaries abroad, except for the company Abisa Corp. S.A. for US$ 91.7 million.

Investments in related companies and the related direct participation in equity and unrealized results at each end of period were as follows.

                                                                                                               Income (loss) for the
                                                                    Ownership Interest   Equity of companies          period
                                                                    ------------------  ---------------------  --------------------
                                              Functional  Number of  June 30, June 30,   June 30,    June 30,  June 30,    June 30,
Id No           Company              Country   Currency    Shares      2004    2003        2004        2003      2004        2003
-------------------------------------------------------------------  -------- --------  ----------  ---------- --------- ----------
                                                                        %        %         ThCh$      ThCh$       ThCh$     ThCh$
86881400-4 ENVASES CMF S.A.          CHILE       Ch$         28,000    50      50       32,276,385  33,753,421   298,319  1,216,701
0-E        KAIK PARTICIPACOES LTDA.  BRAZIL      US$     16,098,919    11      11       22,154,183  22,259,637 1,503,088 19,890,454
96705990-0 ENVASES CENTRAL S.A.      CHILE       Ch$      2,227,079    48      48        4,442,559   3,124,539   107,098    384,265
0-E        CICAN S.A.                ARGENTINA   US$          3,040    15      15        4,505,046   6,920,962  (100,447)   (83,346)
           Total

                                                               Participation in net       Unrealized income      Book value of
                                         Accrued income            income (loss)               (loss)B            investment
                                     ----------------------   ----------------------  --------------------  -----------------------
                                      June 30,    June 30,     June 30,    June 30,     June 30,  June 30,    June 30,     June 30,
                                        2004        2003         2004        2003         2004      2003       2004         2003
                                        ThCh$       ThCh$        ThCh$      ThCh$        ThCh$      ThCh$      ThCh$       ThCh$
                                     ----------  ----------   ----------  ----------  ---------  ---------  ----------  ----------
                                         ThCh$       ThCh$       ThCh$       ThCh$       ThCh$      ThCh$      ThCh$       ThCh$
86881400-4 ENVASES CMF S.A.            149,160     608,350    16,138,193  16,876,710  1,156,660  1,336,828  14,981,533  15,539,882
0-E        KAIK PARTICIPACOES LTDA.    170,145   2,251,540     2,507,787   2,519,724          0          0   2,507,787   2,519,724
96705990-0 ENVASES CENTRAL S.A.         36,281     184,447     2,174,349   1,499,779    209,183    208,974   1,965,166   1,290,805
O-E        CICAN S.A.                  (15,268)    (12,669)      684,767   1,051,986          0          0     684,767   1,051,986
                                                              ----------  ----------  ---------  ---------  ----------  ----------
           Total                                              21,505,096  21,948,199  1,365,843  1,545,802  20,139,253  20,402,397

NOTE 15 - INVESTMENTS IN OTHER COMPANIES
----------------------------------------

In accordance with Circular 1501, no information was reported since this balance represents less than 10% of Other assets.

NOTE 16 - GOODWILL
------------------

Goodwill at each year end and the amortization during each year were as follows:

                                                    June 30, 2004                     June 30, 2003
                                             ----------------------------    ---------------------------
                                             Amortization                    Amortization
                                                during         Goodwill        during          Goodwill
Id No              Company                    the period       balance        the period       balance
-----              -------                   ------------    -----------     -------------  ------------
                                                ThCh$          ThCh$            ThCh$           ThCh$
0-E        RIO DE JANEIRO REFRESCOS LTDA.     1,881,357      50,113,139       2,067,472      59,378,780
0-E        EMBOTELLADORA DEL ATLANTICO S.A.   1,666,811      39,221,950       1,842,359      47,037,499
96648500-0 VITAL S.A.                           429,143         796,980               0       1,224,659
                                              ---------      ----------       ---------     -----------
           TOTAL                              3,977,311      90,132,069       3,909,831     107,640,938


NOTE 17 - INTANGIBLES
---------------------

In accordance with Circular 1501, no information was reported since the balance represents less than 10% of Other assets.

NOTE 18 - OTHER ASSETS
----------------------

Other assets at each end of period were as follows:

                                                                2004               2003
                                                            -----------         -----------
                                                               ThCh$              ThCh$
Bonds:
  Petroleos Mexicanos                                        13,500,761          15,096,830
  Bono Soberano Mexico                                       10,442,956                   0
  Compania Manufacturera de Papeles y Cartones S.A.           9,516,628           7,059,108
  Celulosa Arauco S.A.                                        9,414,727          10,175,866
  Bono Soberano Chile                                         9,235,131                   0
  Banco Santander Santiago S.A.                               8,968,252           9,902,659
  Enap S.A.                                                   8,070,053                   0
  Endesa S.A.                                                 6,505,937           4,822,262
  Telefonos de Mexico S.A.                                    5,845,447           3,648,235
  Codelco                                                     3,541,736                   0
  Banco Sudamericano                                          3,254,083           3,626,521
  Enersis S.A.                                                        0           7,746,606
  Chilgener S.A.                                                      0          17,226,267
Time deposit-Deutsche Bank AG.                               60,510,327          65,785,229
Credit Link Enersis S.A. deposit                             11,726,650                   0
Judicial deposits (Brazil)                                    7,484,881           2,402,158
Credit Link Cemex deposit                                     5,425,233           2,111,407
Cross Currency Swap effect                                    5,110,058                   0
Debt issue costs and discount                                 3,652,626           3,900,373
Prepaid expenses                                              2,100,329           1,962,741
Non-operating fixed assets                                    1,454,901           2,148,988
Recoverable taxes                                                56,266              65,700
Other                                                         2,369,743           1,130,355
                                                            -----------         -----------
TOTAL                                                       188,186,725         158,811,305

NOTE 19 - SHORT-TERM BANK LIABILITIES
-------------------------------------

a)  Short-term bank liabilities were as follows:

                                                 Currency or indexation adjustment
                       --------------------------------------------------------------------------------------
                                               Other foreign
Bank                         US Dollars          currencies        Non-indexed Ch$            TOTAL
----                   --------------------  ------------------  -------------------  -----------------------
                        June 30,   June 30,  June 30,  June 30,  June 30,  June 30,    June 30,    June 30,
                          2004       2003      2004      2003      2004      2003        2004        2003
                       ----------  --------  --------- --------  --------  ---------  ----------   ---------
                          ThCh$      ThCh$     ThCh$     ThCh$     ThCh$     ThCh$       ThCh$       ThCh$
Deutsche Bank          17,225,613         0          0        0         0          0  17,225,613           0
BBVA Banco Frances              0         0  2,153,901        0         0          0   2,153,901           0
BBVA Banco de Galicia           0         0    423,329        0         0          0     423,329           0
Banco Santander                 0         0          0        0         0  9,179,386           0   9,179,386
Banco Itau                      0         0          0   11,903         0          0           0      11,903
                       ----------  --------  ---------   ------  --------  ---------  ----------   ---------
TOTAL                  17,225,613         0  2,577,230   11,903         0  9,179,386  19,802,843   9,191,289
Principal due          17,180,100         0  2,571,518   11,903         0  9,135,305  19,751,618   9,147,208
Average annual
 interest rate              1.87%                7.08%   19.15%                            3.70%

b) Long term bank liabilities current portion:

                                                    Currency or Indexation Adjustment
                              ----------------------------------------------------------------------------------------
Bank or Financial Institution          US Dollars             Other foreign currencies               TOTAL
----------------------------- ----------------------------  ----------------------------  ----------------------------
                              June 30, 2004  June 30, 2003  June 30, 2004  June 30, 2003  June 30, 2004  June 30, 2003
                              -------------  -------------  -------------  -------------  -------------  -------------
DEXIA BANK BELGIUM                2,925,975      3,244,307              0              0      2,925,975     3,244,307
BANCO ITAU                                0              0        333,510        383,172        333,510       383,172
BANCO SANTANDER                           0              0        286,781        341,620        286,781       341,620
BANCO BOSTON                              0              0        155,624        178,918        155,624       178,918
BANCO BRADESCO                            0              0         19,125        178,032         19,125       178,032
BANCO SCHOLLE                             0         12,016              0              0              0        12,016
                                 ----------     ----------     ----------     ----------     ----------    ----------
 Total                            2,925,975      3,256,323        795,040      1,081,742      3,721,015     4,338,065
 Balance Due                     50,904,000     56,269,417      2,067,257      1,081,742     52,971,257    57,351,159
 Annual average interest rate                                        6.51%          6.51%         13.51%        15.52%

NOTE 20 - OTHER CURRENT LIABILITIES
-----------------------------------

In accordance with Circular 1501, no information was reported since this balance represents less than 10% of current liabilities.

NOTE 21 - LONG-TERM BANK LIABILITIES
------------------------------------

Long - term bank liabilities were as follows:

                                                   Years to Maturity
                                  ------------------------------------------------------
                                                                                                      Average
                                                                                         Total long    annual
Bank or Financial                 More than  More than   More than  More than  More than   term at    interest   Total long term
Institution         Currency      1 up to 2  2 up to 3   3 up to 5  5 up to 10    10      6/30/2004     rate     at June 30, 2003
--------------------------------  ---------  ---------   ---------  ---------- ---------  ----------  --------  ----------------
                                    ThCh$      ThCh$       ThCh$      ThCh$      ThCh$       ThCh$      ThCh$       ThCh$
DEXIA BANK BELGIUM  US Dollars           0   50,904,000         0         0         0     50,904,000    6.51%      56,265,177
BANCO SANTANDER     Other
                    Currencies           0            0   918,815         0         0        918,815   15.59%       1,286,178
BANCO ITAU          Other
                    Currencies     220,959            0         0         0         0        220,959   13.51%         726,993
BANCO BOSTON        Other
                    Currencies           0      207,949    24,802         0         0        232,751   15.55%         437,696
BANCO BRADESCO      Other
                    Currencies           0            0         0         0         0              0                   30,151
                                   -------   ----------   -------                         ----------               -----------
   TOTAL                           220,959   51,111,949   943,617         0         0     52,276,525               58,746,195

NOTE 22 - LONG-AND SHORT-TERM BONDS PAYABLE (PROMISSORY NOTES AND BONDS)
------------------------------------------------------------------------

Details of bonds payable are as follows:

                                                                                                           Amorti-
                                                 Nominal              Interest                Interest     zation
Instrument subscription or ID No         Series   Value     Currency    rate   Maturity date    paid       period
-----------------------------------     -------- ---------  --------  -------- -------------  -----------  ---------

Current portion of bonds payable

 Register 254 SVS June 13, 2001            A     2,640,000     UF      6.2%    June 1, 2008   Half yearly  Dec. 2004
 Register 254 SVS June 13, 2001            B     3,700,000     UF      6.5%    June 1, 2026   Half yearly  Dec. 2009
YANKEE BONDS                               A    32,076,000    US$      7%      Oct 1, 2007    Half yearly  10 years
YANKEE BONDS                               B     4,000,000    US$      7.625%  Oct 1, 2027    Half yearly  30 years

 Total current maturities

 Long term portion of bonds payable
 Register 254 SVS June 13, 2001            A     2,640,000     UF      6.2%    June 1, 2008   Half yearly  Dec. 2004
 Register 254 SVS June 13, 2001            B     3,700,000     UF      6.5%    June 1, 2026   Half yearly  Dec. 2009
YANKEE BONDS                               A    32,076,000    US$      7%      Oct 1, 2007    Half yearly  10 years
YANKEE BONDS                               B     4,000,000    US$      7.625%  Oct 1, 2027    Half yearly  30 years

 Total long term

                                                       Par value          Placement in
                                                 ---------------------      Chile or
Instrument subscription or ID No         Series  6/30/2004   6/30/2003       abroad
-----------------------------------    --------- ----------  ---------    ------------
                                                  ThCh$       ThCh$
Current portion of bonds payable

 Register 254 SVS June 13, 2001            A     12,394,282   12,485,444       Chile
 Register 254 SVS June 13, 2001            B        335,640      336,556       Chile
YANKEE BONDS                               A        357,174      394,792     FOREIGN
YANKEE BONDS                               B         48,519       53,628     FOREIGN
                                                -----------  -----------
 Total current maturities                        13,135,615   13,270,420

 Long term portion of bonds payable
 Register 254 SVS June 13, 2001            A     32,753,778    44,103,791       Chile
 Register 254 SVS June 13, 2001            B     62,955,315    63,127,284       Chile
YANKEE BONDS                               A    320,409,959    22,559,523     FOREIGN
YANKEE BONDS                               B      2,545,200     2,813,259     FOREIGN
                                                -----------  -----------
 Total long term                                118,664,252  132,603,857

1.  Risk classification of current bonds is as follows:

BONDS ISSUED IN THE US MARKET

A-    :  Rating according to Fitch Ratings
BBB+  :  Rating according to Standard & Poor's

BONDS ISSUED IN THE LOCAL MARKET

AA-   :  Rating according to Fitch Chile
AA    :  Rating according to Feller & Rate

2.  Bond repurchases.

At June 30, 2004 and 2003 Embotelladora Andina S.A. has repurchased bonds issued in the U.S. market through its subsidiary, Abisa Corp S.A. for a total amount of US$314 million, which are presented deducting the long term liability from the account obligations with the public.

3.  Bonds issued by the subsidiary Rio de Janeiro Refrescos Ltda. (RJR).

The subsidiary RJR has liabilities corresponding to an issuance of bonds for ThUS$75,000 maturing in December 2007 and semiannual interest payments. At June 30, 2004 and 2003, all such bonds are owned by the subsidiary Abisa Corp. Consequently, the effects of such transactions have been eliminated from these consolidated financial statements, both in the balance sheet and in the consolidated statement of income.

NOTE 23 - PROVISIONS AND WRITE-OFFS
-----------------------------------

Provisions at each end of period were as follows:

                                                                            Short Term                 Long Term
                                                                    ------------------------    ------------------------
                                                                       2004          2003          2004          2003
                                                                    ----------    ----------    ----------    ----------
                                                                       ThCh$         ThCh$         ThCh$         ThCh$
Accrued liabilities                                                 11,978,349     9,547,450     1,574,138     3,667,505
PIS/COFINS Provision                                                 3,170,182       730,151     2,408,887             0
Labor lawsuits                                                       2,121,000             0             0             0
Advertising                                                          1,573,929       572,970             0             0
Vacation provision                                                   1,432,826     1,731,081             0             0
Income tax lawsuit ex-Cipet (incl. Interest & arrearages)            1,292,000             0             0             0
Staff severance indemnities                                            175,817       168,444     2,344,904     2,264,511
Taxation on banking transactions & social contribution (Brazil)              0             0     5,019,566     5,917,486
                                                                    ----------    ----------    ----------    ----------
     Total                                                          21,744,103    12,750,096    11,347,495    11,849,502

NOTE 24 - STAFF SEVERANCE INDEMNITIES
-------------------------------------

Movements in the provision for staff severance indemnities were as follows:

                                       2004                2003
                                    ---------           ---------
                                       ThCh$               ThCh$
Beginning balance                   2,467,676           2,607,830
Provision for the period              232,534             183,983
Payments                            (179,489)           (358,858)
                                    ---------           ---------
Ending balance                      2,520,721           2,432,955

NOTE 25 - OTHER LONG-TERM LIABILITIES
-------------------------------------

In accordance with Circular 1501, no information was reported since this balance represents less than 10 % of Long-term liabilities.

NOTE 26 - MINORITY INTEREST
---------------------------

                                                   2004             2003
                                                ----------       ----------
LIABILITIES                                        ThCh$           ThCh$

Andina Inversiones  Societarias S.A.              49,924          52,096


                                                   2004             2003
                                                ----------       ----------
INCOME STATEMENT                                   ThCh$           ThCh$

Andina Inversiones  Societarias S.A.              (1,397)         (1,671)

NOTE 27 - CHANGES IN SHAREHOLDERS' EQUITY
-----------------------------------------

a)  Movements in shareholders' equity were as follows:

                                                                     June 30, 2004
                                    ---------------------------------------------------------------------------
                                      Paid in      Capital     Other      Accumulated   Interim         Net
                                      Capital    Revaluation  reserves      Income      Dividends     Income
                                                   Reserve
                                     -----------  ---------  ----------   ----------   ----------   ----------
                                        ThCh$       ThCh$       ThCh$       ThCh$        ThCh$        ThCh$
Beginning balance                    186,368,767          0  25,478,595   86,808,880  (11,476,192)  15,754,549
Distribution of prior-year income              0          0           0    4,278,357   11,476,192  (15,754,549)
Final Dividend prior-year income               0          0           0   (3,831,784)           0            0
Cumulative translation adjustment              0          0   8,561,322            0            0            0
Extraordinary dividend against
  accumulated income                           0          0           0  (31,931,531)           0            0
Capital revalued                               0  1,490,950     203,829      406,828            0            0
Income for the period                          0          0           0            0            0   17,771,234
Interim dividends                              0          0           0            0   (3,831,784)           0
                                     -----------  ---------  ----------   ----------   ----------   ----------
Ending balance                       186,368,767  1,490,950  34,243,746   55,730,750   (3,831,784)  17,771,234
Price-level restated balances

                                                                    June 30, 2003
                                    --------------------------------------------------------------------------------
                                     Paid in        Capital      Other     Accumulated    Interim         Net
                                     Capital      Revaluation  reserves      Income       Dividend       Income
                                                    Reserve
                                    -----------   ---------   ----------    ----------   ----------     ---------
                                       ThCh$       ThCh$        ThCh$         ThCh$         ThCh$         ThCh$
Beginning balance                   184,523,532           0   59,566,086   103,658,528   (11,644,791)   33,021,268
Distribution of prior-year income             0           0            0    21,376,477    11,644,791   (33,021,268)
Final Dividend prior-year income              0           0            0             0             0             0
Cumulative translation adjustment             0           0   (6,875,941)            0             0             0
Extraordinary dividend against
  accumulated income                          0           0            0   (39,754,756)            0             0
Capital revalued                              0   2,029,759      655,227     1,574,157             0             0
Income for the period                         0           0            0             0             0     7,467,607
Interim dividends                             0           0            0             0   (3,831,783)             0
                                    -----------   ---------   ----------    ----------   ----------     ----------
Ending balance                      184,523,532   2,029,759   53,345,372    86,854,406   (3,831,784)     7,467,607
Price-level restated balances       185,630,673   2,041,938   53,665,444    87,375,532   (3,854,775)     7,512,413

b)  Number of shares:

                                           Number of shares
Series  Subscribed Shares  Paid in shares  with voting rights
------  -----------------  -------------   ------------------

  A        380,137,271       380,137,271      380,137,271
  B        380,137,271       380,137,271      380,137,271


c)  Capital:

Series  Subscribed Capital   Paid in Capital
------  ------------------   ---------------
             ThCh$                ThCh$
  A        93,184,383          93,184,383
  B        93,184,384          93,184,384


d)  Other reserves:

Other reserves at each end of period were as follows:

                                           2004             2003
                                        ----------       ----------
                                           ThCh$            ThCh$
Reserve for cumulative
  translation adjustments(1)            33,305,613       52,728,246
Reserve for technical reappraisal
  of property, plant and equipment          74,908           83,286
Other                                      863,225          853,912
                                        ----------       ----------
Total                                   34,243,746       53,665,444

------------
(1) The Reserve for cumulative translation adjustments was established in accordance with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants and regulations specified under Circular letter No. 5,294 from the SVS.

The activity in the Reserve for cumulative translation adjustments was as follows:

                                                    Foreign
                                                    exchange
                                                     gains
                                                   generated
                                                    during the
                                      Balance        period         Balance
Subsidiary                        January 1, 2004   Investment   June 30, 2004
                                  ---------------   ----------   -------------
                                      ThCh$           ThCh$           ThCh$
Rio de Janeiro Refrescos Ltda.     15,087,942       5,630,526      20,718,468
Embotelladora del Atlantico S.A.    9,656,349       2,930,796      12,587,145
                                   ----------       ---------      ----------
Total                              24,744,291       8,561,322      33,305,613


Dividends paid in 2004
                                                 Ch$ per share  Ch$ per share
   Dividend No   Month paid   Type of dividend      Series A       Series B
   -----------   ----------   ----------------   -------------  -------------
       139       January      Interim (approved
                                in 2003)             4.80           5.28
       140       April        Final                  4.80           5.28
       141       May          Final                 40.00          44.00


Dividends approved in 2004
                                                 Ch$ per share  Ch$ per share
   Dividend No   Month paid   Type of dividend      Series A       Series B
   -----------   ----------   ----------------   -------------  -------------
       142       July         Interim                4.80           5.28


Dividends paid in 2003

                                                 Ch$ per share  Ch$ per share
   Dividend No   Month paid   Type of dividend      Series A       Series B
   -----------   ----------   ----------------   -------------  -------------
       134       January      Interim (approved
                                in 2002)             4.80           5.28
       135       April        Final                  4.80           5.28
       136       May          Final                 45.00          49.50


Dividends approved in 2003
                                                 Ch$ per share  Ch$ per share
   Dividend No   Month paid   Type of dividend      Series A       Series B
   -----------   ----------   ----------------   -------------  -------------
       137       July         Interim                4.80           5.28

NOTE 28 - OTHER NON-OPERATING INCOME AND EXPENSES
-------------------------------------------------

                                                                     2004          2003
                                                                 ----------    ----------
                                                                     ThCh$         ThCh$
Other non-operating income during the period was as follows:
Insurance company settlement payment                                419,412             0
Gain on sale of other fixed assets                                  388,723             0
Lease of property (offices)                                          22,485             0
Translation of Financial Statements                                       0     4,451,409
Gain on sale of plant, property and equipment                             0        50,334
Others                                                              165,179       123,019
                                                                 ----------    ----------

     Total                                                          995,799     4,624,762

Other non-operating expenses during the period was as follows:
Provision for labor lawsuits                                     (2,121,000)            0
Translation of Financial Statements                              (1,729,349)            0
Provision income tax lawsuit ex-Cipet                            (1,292,000)            0
Loss on sale of property, plant and equipment                      (162,525)            0
Lawsuits                                                           (121,952)     (199,404)
Provision loss of investment in Centralli                          (108,024)   (1,071,240)
Obsolescence and write-offs of property, plant and equipment        (49,018)      (77,354)
Staff severance indemnities                                         (36,013)      (10,328)
Other                                                              (463,395)     (432,462)
                                                                 ----------    ----------

     Total                                                       (6,083,276)   (1,790,788)

NOTE 29 - PRICE-LEVEL RESTATEMENT
---------------------------------

Price-level restatement for each end of period was as follows:

                                               June 30,      June 30,
                                                2004          2003
                                            ----------    ----------
                                                ThCh$         ThCh$
Assets -  (charges)/credits        Index
--------------------------------  ------
Inventories                         CPI       (125,088)       37,707
Property, plant and equipment       CPI        633,624       808,458
Investments in related companies    CPI      1,191,399     2,169,808
Recoverable taxes                   CPI            421         2,187
Current assets                      UF           3,612         1,893
Current assets                      CPI              0           250
Other non-monetary assets           UF         140,717             0
Other non-monetary assets           CPI      2,591,507     2,067,605
Expense and cost accounts           CPI        868,041       629,009
Total (charges)/credits                      5,304,233     5,716,917

Liabilities - (charges)/credits
--------------------------------
Shareholders' equity                CPI     (2,101,607)   (4,284,698)
Short-term liabilities              UF      (1,030,414)   (1,707,739)
Short-term liabilities              CPI       (407,885)     (676,091)
Long-term liabilities               CPI     (1,412,913)   (2,542,920)
Non-monetary liabilities                             0             0
Price-level restatement of income   CPI       (993,023)     (640,330)
Total (charges) credits                     (5,945,842)   (9,851,778)
                                            ----------    ----------
Price-level restatement loss                  (641,609)   (4,134,861)

NOTE 30 - FOREIGN EXCHANGE GAINS/LOSSES
---------------------------------------

Assets - (charges)/credits                         Currency  June 30, 2004  June 30, 2004
---------------------------                      ------------  -------------  -------------
Cash                                                   US$        28,600       (371,169)
Time deposits                                          US$             0       (261,305)
Marketable securities                                  US$      (402,851)       235,394
Other receivables                                      US$        53,972         14,097
 Inventories                                           US$        17,587         49,593
 Other current assets                                  US$     1,620,455        188,759
Investments in other companies                         US$       106,676        (27,514)
Notes and accounts receivable from related companies   US$     2,622,126     (1,470,521)
Other assets - Other                                   US$    10,745,585     (2,779,808)
                                                             -----------    -----------
Total (charges) credits                                       14,792,150     (4,422,474)

Liabilities - (Charges) / credits
Short term bank liabilities                            US$       219,232              0
Bonds payable                                          US$       (18,869)       (34,233)
Accounts payable                                       US$       (33,228)          (991)
 Provisions                                            US$       (16,748)        15,673
 Other current liabilities                             US$      (432,650)        21,058
 Bonds payable-long term                               US$    (1,355,329)       994,221
 Income account                                        US$       (48,764)             0
Total (charges) credits                                       (1,686,356)       995,728
                                                             -----------    -----------
 Foreign exchange gain/loss on income                         13,105,794     (3,426,746)


NOTE 31 - EXTRAORDINARY ITEMS
-----------------------------

There were no extraordinary items in 2004 and 2003.

NOTE 32 - SHARE AND DEBT SECURITY ISSUE AND PLACEMENT EXPENSES
--------------------------------------------------------------

Bond issue and placement expenses are presented in Other current assets and Other long-term assets and are amortized on a straight-line basis over the term of the debt issued. Amortization is presented as financial expenses.

Bonds issued in the US market:

Debt issue costs and discount have all been amortized, as a result of the repurchase of Bonds reported in note 22.

Bonds issued in the local market:

Debt issue costs and discounts amounted to ThCh$ 1,386,442. Disbursements for risk rating reports, legal and financial advisory services, printing and placement fees are included as Debt issue costs.

Amortization for the period 2004 amounted to ThCh$ 66,137 (ThCh$ 75,251 in 2003).

NOTE 33 - CONSOLIDATED STATEMENT OF CASH FLOWS
----------------------------------------------

Financing and investing activities not generating cash flows during each year, but which affect future cash flows, were as follows:

                                                    2004       Maturity Date        2003       Maturity Date
                                                -------------  -------------   --------------  -------------
                                                    ThCh$                          ThCh$
Expenses
Dividend payments                                (3,831,784)   July 28, 2004     (3,854,775)   July 29, 2003
Additions to property, plant and equipment          (65,238)   Aug. 31, 2004     (2,164,145)   Aug. 29, 2003
Additions to property, plant and equipment       (3,228,846)   Sep. 30, 2004        (50,652)   Sep. 30, 2003
Yankee bond interest                               (811,384)   Oct. 1, 2004        (896,839)   Oct. 1, 2003
Local bond interest                              (3,385,402)   Dec. 1, 2004        (623,079)   Dec. 1, 2003
Local bond payment                               (5,614,934)   Dec. 1, 2004
                                                -----------                      ----------
Total expenses                                  (16,937,588)                     (7,589,490)

Income
Interest Long Term Bonds                          1,020,069    July 15, 2004
Interest Long Term Bonds                            685,450    July 21, 2004
Interest Long Term Bonds                             40,564    July 30, 2004
Sale of property, plant and equipment                22,114    Aug. 14, 2004         59,190    Aug. 14, 2003
Interest Long Term Time deposit Deutsche Bank     3,193,914    Aug. 18, 2004
Tax Return                                          552,595    Aug. 31, 2004
Interest Long Term Bonds                            261,678    Sept. 15, 2004
Interest Long Term Bonds                            290,312    Oct. 11, 2004
Interest Long Term Bonds                            246,964    Nov. 19, 2004
Interest Long Term Bonds                            778,374    Dec. 18, 2004
                                                -----------                      ----------
Total Income                                      7,092,034                          59,190

Total Net                                        (9,845,554)                     (7,530,300)

NOTE 34 - DERIVATIVE CONTRACTS
------------------------------

Derivative contracts at June 30, 2004 were as follows:

                                                                      Position
                                                                      purchase/                                      Hedged item
Derivative Contract   Value    Maturity Period  Specific Item           sale         Hedged item or transaction         value
---------- --------   -----    ---------------  --------------------  ---------  ----------------------------------  ------------
                                                                                 Concept                  Amount
                                                                                 ----------------------  ----------
                      ThCh$                                                                               ThCh$           ThCh$

  SWAP     CCPE       202,821  III QUARTER 2004 Currency exchange US$    S       Long term bonds in US$     202,821       187,046
  SWAP     CCPE       333,417  III QUARTER 2004 Currency exchange US$    S       Long term bonds in US$     333,417       301,928
  SWAP     CCPE       246,566  III QUARTER 2004 Currency exchange US$    S       Long term bonds in US$     246,566       199,943
  SWAP     CCPE       131,237  III QUARTER 2004 Currency exchange US$    S       Long term bonds in US$     131,237       113,739
  SWAP     CCPE       140,781  III QUARTER 2004 Currency exchange US$    S       Long term bonds in US$     140,781        83,687
  SWAP     CCPE       120,897  III QUARTER 2004 Currency exchange US$    S       Long term bonds in US$     120,897        71,867
  SWAP     CCPE       244,578  III QUARTER 2004 Currency exchange US$    S       Long term bonds in US$     244,578       204,252
  SWAP     CCPE       149,133  IV QUARTER 2004  Currency exchange US$    S       Long term bonds in US$     149,133        23,198
  SWAP     CCPE       290,312  IV QUARTER 2004  Currency exchange US$    S       Long term bonds in US$     290,312       125,802
  SWAP     CCPE       234,636  IV QUARTER 2004  Currency exchange US$    S       Long term bonds in US$     234,636        19,553
  SWAP     CCPE       158,380  IV QUARTER 2004  Currency exchange US$    S       Long term bonds in US$     158,380        10,559
  SWAP     CCPE     2,744,044  IV QUARTER 2004  Currency exchange US$    S       Long term bonds in US$   2,744,044        30,489
  SWAP     CCPE     6,363,000  II QUARTER 2005  Currency exchange US$    S       Long term bonds in US$   6,363,000     6,363,000
  SWAP     CCPE     5,414,674  IV QUARTER 2005  Currency exchange US$    S       Long term bonds in US$   5,414,674     5,414,674



Derivative Contract   Value      Effect on Assets/liabilities      Effect on income
---------- --------   -----    --------------------------------   ---------------------
                               Item                     Amount    Realized  Unrealized
                               --------------------  ----------   --------  ----------
                      ThCh$                             ThCh$       ThCh$

  SWAP     CCPE       202,821  Other Current Assets     173,641     13,405           0
  SWAP     CCPE       333,417  Other Current Assets     280,978     20,958           0
  SWAP     CCPE       246,566  Other Current Assets     198,622      1,321           0
  SWAP     CCPE       131,237  Other Current Assets     105,844      7,895           0
  SWAP     CCPE       140,781  Other Current Assets      71,118     12,569           0
  SWAP     CCPE       120,897  Other Current Assets      60,938     10,929           0
  SWAP     CCPE       244,578  Other Current Assets     180,340     23,912           0
  SWAP     CCPE       149,133  Other Current Assets      20,133      3,065           0
  SWAP     CCPE       290,312  Other Current Assets     113,077     12,725           0
  SWAP     CCPE       234,636  Other Current Assets      18,284      1,269           0
  SWAP     CCPE       158,380  Other Current Assets      10,019        540           0
  SWAP     CCPE     2,744,044  Other Current Assets      35,576    (5,087)           0
  SWAP     CCPE     6,363,000  Other Current Assets   5,637,781    725,219           0
  SWAP     CCPE     5,414,674  Other Current Assets   4,797,539    617,135           0

                                                                      Position
                                                                      purchase/                                      Hedged item
Derivative Contract   Value    Maturity Period  Specific Item           sale        Hedged item or transaction           value
---------- --------   -----    ---------------  --------------------  ---------  ----------------------------------  ------------
                                                                                 Concept                  Amount
                                                                                 ----------------------  ----------
                      ThCh$                                                                               ThCh$           ThCh$
  SWAP     CCPE     3,181,500  I QUARTER 2006   Currency exchange US$    S       Long term bonds in US$    3,181,500   3,181,500
  SWAP     CCPE     3,181,500  I QUARTER 2007   Currency exchange US$    S       Long term bonds in US$    3,181,500   3,181,500
  SWAP     CCPE     3,181,500  III QUARTER 2007 Currency exchange US$    S       Long term bonds in US$    3,181,500   3,181,500
  SWAP     CCPE    47,722,500  IV QUARTER 2007  Currency exchange US$    S       Long term bonds in US$   47,722,500  47,722,500
  SWAP     CCPE     9,544,500  II QUARTER 2008  Currency exchange US$    S       Long term bonds in US$    9,544,500   9,544,500
  SWAP     CCPE     6,363,000  II QUARTER 2008  Currency exchange US$    S       Long term bonds in US$    6,363,000   6,363,000
  SWAP     CCPE     3,181,500  II QUARTER 2008  Currency exchange US$    S       Long term bonds in US$    3,181,500   3,181,500
  SWAP     CCPE     6,363,000  III QUARTER 2008 Currency exchange US$    S       Long term bonds in US$    6,363,000   6,363,000
  SWAP     CCPE     9,041,823  III QUARTER 2008 Currency exchange US$    S       Long term bonds in US$    9,041,822   9,041,822
  SWAP     CCPE     6,363,000  I QUARTER 2013   Currency exchange US$    S       Long term bonds in US$    6,363,000   6,363,000
  SWAP     CCTE     9,862,650  III QUARTER 2004 Currency exchange US$    S       Long term bonds in US$    9,862,650   9,896,927
  FR       CCTE     8,955,613  III QUARTER 2004 Currency exchange US$    P       Foreign currency          8,955,613   8,783,445
                                                                                   supplier
  FR       CCTE     9,527,560  IV QUARTER 2004  Currency exchange US$    P       Foreign currency          9,527,560   9,373,521
                                         2004                                      supplier



Derivative Contract   Value      Effect on Assets/liabilities        Effect on income
---------- --------   -----    --------------------------------    ---------------------
                               Item                     Amount     Realized   Unrealized
                               --------------------  ----------    --------   ----------
                      ThCh$                             ThCh$        ThCh$
  SWAP     CCPE     3,181,500  Other Current Assets    2,818,890     362,610           0
  SWAP     CCPE     3,181,500  Other Current Assets    2,818,890     362,610           0
  SWAP     CCPE     3,181,500  Other Current Assets    2,819,744     361,756           0
  SWAP     CCPE    47,722,500  Other Current Assets   49,721,574  (1,999,074)          0
  SWAP     CCPE     9,544,500  Other Current Assets    8,456,671   1,087,829           0
  SWAP     CCPE     6,363,000  Other Current Assets    5,637,781     725,219           0
  SWAP     CCPE     3,181,500  Other Current Assets    2,819,744     361,756           0
  SWAP     CCPE     6,363,000  Other Current Assets    5,714,824     648,176           0
  SWAP     CCPE     9,041,823  Other Current Assets    8,011,287   1,030,535           0
  SWAP     CCPE     6,363,000  Other Current Assets    5,640,214     722,786           0
  SWAP     CCTE     9,862,650  Other Current Assets    9,504,863           0     392,064
  FR       CCTE     8,955,613  Other current assets    8,783,445           0    (172,168)
                                 and liabilities
  FR       CCTE     9,527,560  Other current assets    9,373,521           0    (154,039)
                                 and liabilities

NOTE 35 - CONTINGENCIES AND RESTRICTIONS
----------------------------------------

a.  Litigation and other legal actions:

Andina and its subsidiaries are not involved or likely to be involved in any material judicial or out-of-court litigation that could result in gains or losses. Current lawsuits are described below.

1)  Embotelladora Andina S.A.

Andina has filed a tax lawsuit for assessments made by the Internal Revenue Service for the concept of VAT and non-allowable tax expenses, amounting to ThCh$ 57,905, plus restatements and interest. The Tax Court issued a favorable judgment for a partial amount of ThCh$ 23,609, plus restatement and interest. The Company presented an appeal to the Court of Appeal in San Miguel on July 3, 2001.

2) Embotelladora del Atlantico S.A. is subject to labor lawsuits and other related matters for a maximum loss of ThUS$ 10,029.

3) RJR is subject to labor, civil, and fiscal tax lawsuits for a maximum loss of ThUS$ 5,172.

4)  Provisions

Andina and its subsidiaries have recorded the necessary provisions for the likely losses arising from current and probable labor, trade or other lawsuits.

b.  Restrictions

The bond issue and placement in the US market for US$ 350 million is not subject to covenants or financial ratios and limit restrictions.

The bond issue and placement in the Chilean market for UF 7,000,000 is subject to the following restrictions:

Leverage ratio, defined as the total financial debt/shareholder's equity plus minority interest should be less than 1.20 times. Financial debt includes; (i) short-term bank liabilities, (ii) current portion of long-term bank liabilities, (iii) short-term liabilities-promissory notes, (iv) current portion of bonds payable, v) long-term bank liabilities, and (vi) long-term bonds payable.

Consolidated assets are to be free of any pledge, mortgage or other encumbrance for an amount equal to at least 1.30 times the consolidated liabilities that are not guaranteed by the investee.

Andina must retain and, in no way, sell, assign or dispose of to a third party the geographical zone denominated "Region Metropolitana", as a franchised territory in Chile by The Coca-Cola Company for the preparation, production, sale and distribution of the products and brands in accordance with the respective Bottling agreement, renewable from time to time.

Andina must retain and, in no way, sell, assign or dispose of to a third party any other territory in Argentina or Brazil which is currently franchised to Andina by The Coca-Cola Company for the preparation, production, sale, and distribution of the products and brands of The Coca-Cola Company as long as the referred territory represents more than forty percent of the Company's Consolidated Operating Cash Flows.

c.  Direct guarantees

Guarantees at June 30, 2004 were as follows:


      Guarantee creditor                          Debtor                 Guarantee receipt          Assets involved
------------------------------  ---------------------------------------  -----------------  -----------------------------
                                       Name                Relation                               Type         Book value
                                ------------------------  -------------                     -----------------  ----------
UNIA FEDERAL                    RIO JANEIRO REFRESCOS     Subsidiary      Mortgage           Warehouse             70,831
PODER JUDICIARIO                RIO JANEIRO REFRESCOS     Subsidiary      Judicial deposit   Judicial deposit   8,854,160
ILUSTRE MUNICIPALIDAD DE RENCA  EMBOTELLADORA ANDINA S.A. Parent company  Guarantee receipt  Guarantee receipt          0


                                    Balances pending at
      Guarantee creditor               end of period
------------------------------   --------------------------
                                 June 30,  June 30, June 30,
                                   2004     2003     2005
                                 -------  -------  --------
UNIA FEDERAL                      56,412    277          0
PODER JUDICIARIO                       0      0          0
ILUSTRE MUNICIPALIDAD DE RENCA         0      0    140,458

NOTE 36 - GUARANTEES FROM THIRD PARTIES
---------------------------------------

Guarantees from third parties at June 30, 2004 were as follows:

Guarantor                    Type of Guarantee       Amount    Currency      Transaction
---------                    -----------------       ------    --------      -----------
Loss, Juan Nelson            Mortgage                739,500       A$       Distributor Credit
Bachiecca, Ruben             Mortgage                147,900       A$       Distributor Credit
Lopez, Nicanor               Mortgage                186,354       A$       Distributor Credit
Ismael Hermanos              Mortgage                144,942       A$       Distributor Credit
Tello, Mary Olga             Mortgage                      0       A$       Distributor Credit
Tahan, Julio e Hijos         Mortgage                 73,950       A$       Distributor Credit
Cruz del Eje Refrescos       Mortgage                147,900       A$       Distributor Credit
Dean Funes Refrescos         Mortgage                177,480       A$       Distributor Credit
Lopez, Hnos                  Mortgage                177,480       A$       Distributor Credit
Pardo, Angel                 Mortgage                      0       A$       Distributor Credit
Casa, Elio                   Mortgage                354,960       A$       Distributor Credit
Romagnoli, Daniel            Mortgage                147,900       A$       Distributor Credit
Esteban Riego                Guarantee Insurance     187,858       A$       Supplier
IC CONSTRUCCIONES            Guarantee Insurance     147,900       A$       Supplier
ING.GASTRONOMICA             Guarantee Insurance      56,086       A$       Supplier
RJ FEIJOO                    Guarantee Insurance     256,178       A$       Supplier
T.I.A. INOX                  Guarantee Insurance      66,000       A$       Supplier
BALTHUS VITACURA             Promissory Note           1,000      U.F.      Advertising agreement
C. CH. DE LA CONST.          Policy                      912      U.F.      Advertising agreement
COM. PROD. ALIMENTICIO       Policy                    1,600      U.F.      Advertising agreement
COMERCIAL CAFE MOKKA         Policy                    2,000      U.F.      Advertising agreement
CONSTRUCTORA SIGAL           Policy                    3,000      U.F.      Fire Insurance
CONSTRUCTORA SIGAL           Policy                    1,000      U.F.      Civil Liability
EST. SERV.RUTA 86            Policy                    1,534      U.F.      Advertising agreement
ING. EN CONTROL ACUSTICO     Policy                    3,000      U.F.      Agreement Warranty
ING. EN CONTROL ACUSTICO     Policy                    1,000      U.F.      Agreement Warranty
JOHNSON COMUNICACIONES       Policy                      890      U.F.      Advertising agreement
LA PISCOLA LTDA.             Policy                    1,000      U.F.      Advertising agreement
MARTINA S.A.                 Policy                    1,787      U.F.      Advertising agreement
MATEOS S.A.                  Policy                    2,743      U.F.      Advertising agreement
MENU EXPRESS                 Policy                      947      U.F.      Advertising agreement
P. CENTRAL LTDA.             Policy                    3,076      U.F.      Advertising agreement
PROTECCION Y SEGURIDAD       Receipt                   1,000      U.F.      Agreement Warranty
PUBLICIDAD Y ALIMENTOS       Policy                      885      U.F.      Advertising agreement
R. AMERICANO LTDA            Policy                    1,246      U.F.      Advertising agreement
REST. DON CARLOS             Policy                      893      U.F.      Advertising agreement
RUPANCO LTDA.                Policy                    1,270      U.F.      Advertising agreement
SERV. BRAVISSIMO             Policy                    1,533      U.F.      Advertising agreement
SOC. COM. ITAHUE LTDA.       Policy                    5,000      U.F.      Advertising agreement
SOC. LAS NIPAS               Policy                    6,971      U.F.      Advertising agreement
TUESDAY LTDA.                Policy                    1,000      U.F.      Advertising agreement
EMPRESA KHS                  Receipt                 214,800      US$       Guaranty on machinery acquired
DESTUR S.A.                  Policy                   60,000      US$       Advertising agreement
SOC. REST. TUESDAY           Policy                   45,000      US$       Advertising agreement
TUESDAY LTDA.                Policy                   30,000      US$       Advertising agreement
SOC. REST. TUESDAY           Policy                   30,000      US$       Advertising agreement
TUESDAY LTDA.                Policy                   30,000      US$       Advertising agreement
ZIEMANN LIESS                Receipt                 135,000      US$       Agreement Warranty
SOLUZIONA CHILE S.A.         Receipt                  16,798      US$       Agreement Warranty
CONFAB                       Mortgage             30,000,000      US$       Acquisition of Rio de Janeiro Refrescos Ltda.
RUSSEL  W. COFFIN            Letter of credit     27,521,486      US$       Acquisition of  Nitvitgov Refrigerantes S.A.
CLIENTES DIVERSOS            Deposit                 194,379      US$       Guarantee on bottles
DISTRIBUIDORES DE AREA       Mortgage / Pledge     3,084,634      US$       Distributor Credit

NOTE 37 - LOCAL AND FOREIGN CURRENCY
------------------------------------

a. Assets at each year - end were composed of local and foreign currencies as follows:

                                                                   Amount ThCh$    Amount ThCh$
Caption                                         Currency          June 30, 2004    June 30, 2003
                                                                  -------------    -------------
Current Assets
Cash                                            Non-indexed Ch$      2,218,145      2,090,089
                                                US$                     45,544        344,947
                                                $AR                    381,473        712,294
                                                $R                  15,092,062      1,860,572
Time Deposits                                   US$                          0      4,926,697
                                                $AR                        153            178
                                                $R                   6,263,495      8,548,987
Marketable securities                           Indexed Ch$                  0      2,233,320
                                                Non-indexed Ch$      6,713,529              0
                                                US$                 13,722,618     26,460,954
                                                $R                           0         15,568
Trade accounts receivable                       Non-indexed Ch$     10,762,688     10,018,983
                                                US$                    873,085      1,349,990
                                                $AR                  1,065,336      1,082,898
                                                $R                   5,465,589      6,703,802
Notes receivable                                Non-indexed Ch$      3,884,395      5,441,589
                                                $AR                    225,738        114,343
                                                $R                   1,070,151      1,349,689
Other receivables                               Non-indexed Ch$      5,225,469      2,004,333
                                                US$                    777,102        203,137
                                                $AR                    282,662        493,353
                                                $R                   3,944,039      1,925,788
Notes receivable from related companies         $AR                    202,566              0
                                                $R                           0          6,276
Inventories                                     Indexed Ch$          4,891,428     11,511,157
                                                US$                  6,144,212      6,181,461
                                                $AR                  3,632,641      4,130,367
                                                $R                   6,476,870      9,509,939
Recoverable taxes                               Indexed Ch$            585,373        470,980
                                                Non-indexed Ch$              0          2,548
                                                $AR                  1,482,748      2,614,150
                                                $R                   3,070,237      2,407,984
Prepaid expenses                                Indexed Ch$                  0         51,398
                                                Non-indexed Ch$      1,445,568      1,583,879
                                                US$                    164,741        187,764
                                                $AR                     64,894        223,474
                                                $R                     985,661        801,650
Deferred income taxes                           Non-indexed Ch$       (401,425)       661,748
                                                $AR                     45,459        135,121
                                                $R                     761,512              0
Other current assets                            Indexed Ch$                  0        665,527
                                                Non-indexed Ch$      1,896,621     20,519,738
                                                US$                  2,541,539      2,359,310
                                                $AR                  1,312,676        959,704
                                                $R                     553,633        523,550

Property, plant & equipment
Property, plant & equipment                     Indexed Ch$         69,422,998     63,048,450
                                                US$                102,937,344    131,783,168

Other assets
Investment in related companies                 Indexed Ch$         16,946,699     16,830,687
                                                US$                  3,331,042      3,571,710
Investment in other companies                   US$                    652,929        721,695
Goodwill                                        Indexed Ch$            796,980      1,224,659
                                                US$                 89,335,089    106,416,279
Long term debtors                               $AR                     61,250          3,252
                                                $R                           0            215
Notes receivable related companies              Indexed Ch$             54,864         70,419
                                                $R                           0         65,629
Intangibles                                     US$                  3,067,832      3,390,092
Amortization                                    US$                 (2,808,340)    (2,941,456)
Other                                           Non-indexed Ch$     17,035,802      5,399,075
                                                US$                161,256,488    148,325,520


                                                $AR                  1,395,051      1,032,665
                                                $R                   8,499,354      4,054,045

Total Assets
                                                Non-indexed Ch$     48,780,792     47,721,982
                                                US$                382,041,225    433,281,268
                                                $AR                 10,152,647     11,501,799
                                                $R                  52,182,603     37,773,694
                                                Indexed Ch$         92,698,342     96,106,597

b. Current liabilities at end of period denominated in local and foreign currencies were as follows:


Caption             Currency                        Up to 90 days                               90 days to 1 year
                    ---------        ----------------------------------------    ---------------------------------------------
                                        June 30, 2004        June 30, 2003          June 30, 2004             June 30, 2003
                                      -----------------   -------------------    -------------------     ----------------------
                                      Amount  Int. Rate   Amount    Int. Rate     Amount   Int. Rate     Amount       Int. Rate
                                      ------ ----------   ------    ---------    -------   ---------     -------      ---------
                                       ThCh$               ThCh$                  ThCh$                  ThCh$
Short term bank     Non-Indexed            0              9,179,386    3.84%            0                     0
liabilities         Ch$
                    US$           17,225,612   1.87%              0                     0                     0
                    $AR              423,333   7.08%              0             2,153,898   7.08%             0
                    $R                     0                 11,903   19.15%            0                     0
Current portion     US$            2,925,975   6.51%      3,244,307    6.51%            0                12,016         6.51%
of long term
bank liabilities
                    $R                     0                      0               795,040  13.51%     1,081,742        14.53%

Current portion     Indexed       12,729,923   7.07%              0                     0            12,822,000         7.07%
of bonds payable    Ch$
                    US$              405,692   7.25%              0                     0               448,420         7.25%

Dividends           Non-Indexed    5,983,990              4,009,101                 5,000                     0
payable             Ch$

Accounts            Indexed                0                281,640                     0                     0
payable             Ch$
                    Non-Indexed   10,490,736              7,430,893                     0                     0
                    Ch$
                    US$            3,658,694              3,547,442                 1,761               392,323
                    $AR            3,207,389              3,448,356                     0                     0
                    $R             6,278,613              6,137,548                     0                     0
                    Other            456,648                461,568                     0                     0
                    currencies
Other               $AR              106,055                 65,426                28,964                56,491
creditors           $R             3,172,275              2,962,786                     0                     0

Notes and           Indexed        2,883,215                      0                     0                     0
accounts payable    Ch$
related companies
                    Non-Indexed            0              3,612,316                     0                     0
                    Ch$
                    US$                    0                  6,614                     0                     0
                    $AR                    0                103,613                     0                     0
                    $R                     0                      0             1,478,086               319,206

Provisions          Non-Indexed   11,729,833              6,772,599             7,717,166             3,670,579
                    Ch$
                    US$                    0                      0               569,682                     0
                    $AR                  612                  4,835                     0                     0
                    $R                     0                      0             1,847,962             2,145,750
                    Other
                    currencies        16,750                 88,050                     0                68,283

Withholdings        Indexed Ch$      167,726                      0                     0                      0



                                      44

                    Non-Indexed
                    Ch$            1,923,411              2,332,528                     0                      0
                    $AR            1,313,715              1,523,139                     0                      0
                    $R                     0                      0                     0              1,688,468



Caption             Currency                        Up to 90 days                               90 days to 1 year
                                      ---------------------------------------    ----------------------------------------------
                                        June 30, 2004        June 30, 2003          June 30, 2004             June 30, 2003
                                      -----------------   -------------------    -------------------     ----------------------
                                      Amount  Int. Rate   Amount    Int. Rate     Amount   Int. Rate     Amount       Int. Rate
                                      ------ ----------   ------    ---------    -------   ---------     -------      ---------
                                       ThCh$               ThCh$                  ThCh$                  ThCh$
                  Other
                  currencies        106,816                37,241                       0                      0
Income Taxes      Non-Indexed
                  Ch$                     0               596,873               2,343,981              1,445,843
                  Other
                  currencies      1,006,733             1,175,540                       0                      0
Unearned income   Non-Indexed
                  Ch$                58,699               149,838                       0                      0
Other current
liabilities       Non-Indexed
                  Ch$                10,000                     0                       0                      0
Total current
liabilities
                  Non-Indexed
                  Ch$            30,196,669            34,083,534              10,066,147              5,116,422
                  US$            24,215,973             6,798,363                 571,443                852,759
                  $AR             5,051,104             5,145,369               2,182,862                 56,491
                  $R              9,450,888             9,112,237               4,121,088              5,235,166
                  Indexed Ch$    15,780,864               281,640                       0             12,822,000
                  Other
                  currencies      1,586,947             1,762,399                       0                 68,283

c.1) Long - term liabilities at June 30, 2004 were composed of local and foreign currencies as follows:

Long-term liabilities at June 30, 2004



Caption             Currency                1 to 3 years           3 to 5 years         5 to 10 years             Over 10 years
                    ---------               -------------       -----------------    -------------------       -------------------
                                         Amount     Average     Amount    Average    Amount      Average       Amount     Average
                                        --------   int. rate    ------   int.rate    ------     int. rate      ------     int.rate
                                                   ---------             --------               ---------                 --------
                                          ThCh$                   ThCh$                 ThCh$                    ThCh$
Long term bank      US$               50,904,000      6.51%            0                    0                       0
liabilities
                    R$                   428,908     14.5%       943,617     15%            0                       0
Bonds payable       Indexed Ch$       21,523,912      6.53%   11,229,867   6.53%   18,516,269     6.53%    44,439,045      6.53%
                    US$                        0              20,409,959   6.53%            0               2,545,200      6.53%
Other creditors     R$                   149,794                  73,569                    0                       0
Provisions          Indexed Ch$           66,016                       0                    0               1,883,237
                    Non-indexed Ch$      424,430                       0                    0                  37,237
                    AR$                  616,111                       0                    0                       0
                    R$                 8,320,464                       0                    0                       0
Deferred income     Non-indexed          205,492                       0                    0                 866,294
taxes               Ch$


Caption             Currency                1 to 3 years           3 to 5 years         5 to 10 years             Over 10 years
                    ---------               -------------       -----------------    -------------------       -------------------
                                         Amount     Average     Amount    Average    Amount      Average       Amount     Average
                                        --------   int. rate    ------   int.rate    ------     int. rate      ------     int.rate
                                                   ---------             --------               ---------                 --------
                                          ThCh$                   ThCh$               ThCh$                    ThCh$
Other liabilities   Non-indexed
                    Ch$                  446,237                      0             5,028,771                       0
                    AR$                        0                349,965             1,261,846                       0
                    R$                   137,827                      0                     0                       0
Total long term
liabilities
                    US$               50,904,000             20,409,959                     0               2,545,200
                    R$                 9,036,993              1,017,186                     0                       0
                    Indexed Ch$       21,589,928             11,229,867            18,516,269              46,322,282
                    Non-indexed
                    Ch$                1,076,159                      0             5,028,771                 903,531
                    AR$                  616,111                349,965             1,261,846                       0

c.2) Long - term liabilities at June 30, 2003 were composed of local and foreign currencies as follows:

Long-term liabilities at June 30, 2003

Caption             Currency                1 to 3 years           3 to 5 years         5 to 10 years             Over 10 years
                    ---------               -------------       -----------------    -------------------       -------------------
                                         Amount     Average     Amount      Average    Amount      Average       Amount     Average
                                        --------   int. rate    ------     int.rate    ------     int. rate      ------     int.rate
                                                   ---------               --------               ---------                 --------
                                          ThCh$                   ThCh$                 ThCh$                    ThCh$
Long term bank     US$                         0               56,265,177    6.51%           0                         0
liabilities
                   $R                    757,145     14.35%     1,723,873   14.53%           0                         0
Bonds payable      UF                 21,582,707      6.53%    22,521,085    6.20%   14,853,478     6.20%     48,273,805    6.50%
                   US$                         0               22,559,523    7.00%    2,813,259                        0
Other creditors    $R                     25,520                        0                     0                        0
Provisions         UF                          0                        0                     0                2,398,737
                   Non-indexed
                   Ch$                    12,287                        0                     0                    5,325
                   US$                 1,758,287                        0                     0                        0
                   $AR                   547,909                        0                     0                        0
                   $R                  7,126,957                        0                     0                        0
Deferred income
taxes              Non-indexed
                   Ch$                   716,289                        0                     0                1,373,884
                   $AR                         0                        0               379,417                        0
Other liabilities  Non-indexed
                   Ch$                         0                        0             5,016,446                        0
                   $AR                         0                  150,709             1,568,416                        0
                   $R                    197,121                        0                                              0
Total long term
liabilities
                   US$                 1,758,287               78,824,700             2,813,259                        0
                   $R                  8,106,743                1,723,873                     0                        0
                   UF                 21,582,707               22,521,085            14,853,478               50,672,542
                   Non-indexed
                   Ch$                   728,576                        0             5,016,446                1,379,209
                   $AR                   547,909                  150,709             1,947,833                        0

                                      47

NOTE 38 - PENALTIES
-------------------

The Company has not been subject to penalties by the SVS or any other administrative authority.

NOTE 39 - SUBSEQUENT EVENTS
---------------------------

On July 28, 2004, the interim dividend number 142 was paid out against 2004 earnings:

     a)   Ch$4.80 (four point eighty Chilean pesos) for each series A share;
          and
     b) Ch$5.28 (five point twenty eight Chilean pesos) for each series B share

No other significant events have occurred between June 30, 2004 and the issuance date of these financial statements that could significantly affect the presentation of these financial statements.

NOTE 40 - COMPANIES SUBJECT TO SPECIAL REGULATIONS
--------------------------------------------------

Andina and its subsidiaries are not subject to special regulations.

NOTE 41 - ENVIRONMENT
---------------------

The Company has disbursed ThCh$ 241,902 to improve its industrial process, laboratory analysis, environment impact consultancy and other studies. Future commitments, which are all short-term and for the same concepts amounted to ThCh$ 195,977.

I.   Analysis of Results

Highlights
----------

o Operating Income amounted to US$14.8 million in the second quarter of 2004, representing an 89.4% increase over last year's second quarter. Operating margin was 10.3%

o Sales Volume amounted to 76.5 million unit cases, which is 4.9% higher than the second quarter of 2003.

o Consolidated EBITDA amounted to US$28.8 million, representing a 24% increase versus the second quarter of the previous year. EBITDA Margin was 20.2%, 408 basis points higher than that of 2003.

o Consolidated Net Income amounted to US$7.4 million, reversing last year's second quarter period loss of US$0.3 million.

o Consolidated EBITDA reached US$69.5 million for the first half of 2004, an improvement of 28.3%. EBITDA Margin was 21.8%.

(Santiago-Chile, August 10, 2004) -- Embotelladora Andina S.A. ("the Company"
NYSE: AKO/A; AKO/B) announced today its consolidated financial results for the first half and second quarter periods ended June 30, 2004.

Comments from our Chief Executive Officer, Mr. Jaime Garcia R.

"In terms of margins and results, Andina had a very positive first half period, placing us in a challenging position for the remainder of 2004, in order to maintain and continue searching for efficiencies, while developing strategies in increasingly more competitive markets."

CONSOLIDATED SUMMARY
--------------------

First Half 2004 vs. First Half 2003
-----------------------------------

During the first half of 2004, we saw improvements in the three countries where Andina operates. These improvements focused on market strategies, leading us to a recovery in volumes, as well as greater cost efficiencies, enabling us to improve our margins.

Consolidated Sales Volume amounted to 169.3 million unit cases, which represents an increase of 5.2%, with respect to the first half of 2003. Argentina stands out with an accumulated growth of 20.1%, followed by Chile, with 4.1%, thus compensating Brazil's decrease of 2.2%.

Net sales increased by 4.1% amounting to US$318.3 million. Cost of sales decreased by 4.7%. This is explained by (i) the continued average appreciation of the three currencies (the Chilean peso appreciated 15.7%, the Brazilian real 9.6% and the Argentine peso 5.3%), benefiting our dollar-denominated costs; and (ii) as a result of specific negotiations performed in these three countries, we obtained better raw material prices for the items which are relevant to the cost of production.

SG&A increased by 5.5% as a result of (i) higher volumes (distribution and inter-warehouse freight); and (ii) an increase of advertising expenditures in Brazil, as well as higher sales expenses due to the replacement of some distributors, also in Brazil.

All of this led to an Operating Income of US$41.6 million; this is 76.4% higher than the figure recorded during the first half period of 2003. Operating Margin was 13.1%, 536 basis points above the same period of last year.

Consolidated EBITDA amounted to US$69.5 million, representing an increase of 28.3%. EBITDA margin was 21.8%, 412 basis points above the comparative period.

Second Quarter 2004 vs. Second Quarter 2003
-------------------------------------------

Consolidated Sales Volume in the second quarter amounted to 76.5 million unit cases. This is an increase of 4.9% versus the same period last year.

Net Sales amounted to US$142.7 million, remaining practically the same as the Net Sales obtained in the second quarter of the previous year.

Cost of Sales decreased 7.9%, primarily due to lower dollar-denominated raw material costs. All this led to an Operating Income of US$14.8 million, an 89.4% improvement above the second quarter of the previous year. This represents an Operating Margin of 10.3%, with an improvement of 493.8 basis points.

Consolidated EBITDA amounted to US$28.8 million, an improvement of 24% versus the US$23.2 million obtained during the same period of 2003. The EBITDA Margin was 20.2%, representing an improvement of 16.1% versus the comparable quarter.

SUMMARY BY COUNTRY
------------------

Chile
-----

First Half 2004 vs. First Half 2003
-----------------------------------

During the first half of 2004 Sales Volume grew 4.1%, with soft drinks taking the lead, with 4.8% in growth. This growth has been led by an increase in the
2.5 lt. Returnable Pet format, improving the participation of returnable formats within the sales mix (which reached 64.1%).

Net Income amounted to US$147.1 million, 2.5% above the same period of the previous year. Cost of Sales remained flat, but if expressed by per unit case, it reflects cost savings of 4%. The latter is explained by a lower average exchange rate (that during the first half 2004 was Ch$ 607.54/US$, representing an appreciation of 15.7%), thus benefiting our dollar-denominated costs and improved raw material prices.

Operating Income amounted to US$31.0 million (8.5% higher than the first half of 2003)with an Operating Margin of 21.1%, representing an improvement of 118 basis points.

EBITDA amounted to US$42.5 million, 9.8% higher than the EBITDA reached during the first half of 2003. The EBITDA Margin was 28.9% (192 basis points higher than the same period of the previous year).

Second Quarter 2004 vs. Second Quarter 2003
-------------------------------------------

Sales Volume for the second quarter of this year amounted to 27.3 million unit cases, representing a 2.3% improvement when compared to the 26.7 million unit cases obtained during the same period of 2003. We can highlight the launch of the 1.25 lt. glass returnable format in the traditional channel towards the end of May 2004, which focused on continuing with our strong returnable plan and offering different prices to the final consumer.

Net Sales amounted to US$66.8 million, 1.6% higher than the previous year.

On the other hand, Cost of Sales decreased 1% (in spite of higher volumes), as a result of the 13.2% appreciation of the Chilean peso, which benefited our dollar-denominated costs and lower raw material prices. Cost of Sales amounted to US$41.2 million.

Operating Income amounted to US$12.5 million, an improvement of 12.3% compared to second quarter of 2003. Operating Margin reached 18.7%, an improvement of 179 basis points.

EBITDA reached US$18.3 million, representing an improvement of 12.4%, while the EBITDA Margin was 27.4%.

Brazil
------

First Half 2004 vs. First Half 2003
-----------------------------------

Despite the lack of recovery in domestic demand, Sales Volume is beginning to show signs of recovery. Sales Volume recorded a slight decrease of 2.2% as of June 30, 2004, after a decrease of 5.4% during the first quarter and a 1.7% improvement during the second quarter.

Net Sales amounted to US$102.9 million, basically the same as the figure obtained during the first half of 2003.

Cost of Sales decreased 13.9% as a result of efficient raw material purchase negotiations and the average appreciation of 9.6% of the Brazilian real, which benefited our dollar-denominated costs, leading to a 12% lower Cost of Sales per unit case when compared with the first half of the previous year.

SG&A amounted to US$29.2 million, representing a 3.1% increase, due to the increase in advertising expenditures and in sales and distribution expenses as a result of the replacement of some distributors. All of this led to an Operating Income of US$8.7 million, reversing the loss recorded during the same period last year.

EBITDA amounted to US$17.6 million, representing an increase of 84.2% versus the first half of 2003. The EBITDA Margin amounted to 17.1%, an improvement of 775 basis points.

Second Quarter 2004 vs. Second Quarter 2003
-------------------------------------------

After a year of decreased volumes, this is the first quarter that Andina saw an improvement, 1.7%, amounting to 30.5 million unit cases. This growth was headed by the returnable formats for family consumption (larger than 1.0 lt.).

Net Sales amounted to US$47.2 million, representing an 8.5% decrease. But, in local currency, in real terms, Net Income remained flat.

Cost of Sales decreased 17.8% due to better raw material prices, mainly sugar, and a favorable exchange rate for our dollar-denominated costs.

Operating Income reached US$3.1 million, an improvement of 539% over the second quarter of the previous year. Operating Margin was 6.7% an improvement of 570 basis points.

EBITDA amounted to US$7.7 million. The EBITDA Margin reached 16.3%.

Argentina
---------

First Half 2004 vs. First Half 2003
-----------------------------------

Sales Volume amounted to 44.6 million unit cases, representing an improvement of 20.1% when compared to the first half of 2003. This growth was triggered by our core brands and returnable formats. The latter representing 44% of our sales mix.

Net Sales amounted to US$71.6 million, an improvement of 18.7% versus the same period of last year. Cost of Sales increased 8.8% due to higher volumes offset by improved raw material prices.

SG&A increased 12.2% due to higher volumes, but reflected a 6.6% savings if expressed by per unit case.

Operating Income amounted to US$5.4 million, which compared to the nil Operating Income for the same period last year. Operating Margin was 7.6%.

EBITDA amounted to US$12.8 million, with an EBITDA Margin of 17.9%. These figures are favorably compared with the US$8.8 million and the 14.7% recorded last year, respectively.

Second Quarter 2004 vs. Second Quarter 2003
-------------------------------------------

Sales Volume for the quarter reached 18.8 million unit cases, representing a 15.4% growth. It is important to point out that this increase is compared favorably to the second quarter of 2003 that had already improved by 30%.

Net Sales amounted to US$30.7 million, an increase of 13.8% versus the second quarter of the previous year. This, along with a savings in Cost of Sales and a SG&A per unit case of 9.3% and 11.7% respectively, lead to Operating Income of US$0.9 million, an improvement when compared to the US$1.7 million loss recorded during the same period of last year.

EBITDA amounted to US$4.6 million, an improvement of 63.8% when compared to the second quarter of 2003. The EBITDA Margin was 14.9%, representing an improvement of 454 basis points.

NON-OPERATING RESULTS
---------------------

First Half 2004 vs. First Half 2003
-----------------------------------

Non-Operating Losses amounted to US$9.7 million, compared to a loss of US$9.0 million recorded during the same period of the previous year. The negative Non-Operating Results is mainly explained by the "Goodwill" account which amounted to US$6.3 million.

Finally, Net Earnings amounted to US$27.9 million, representing an improvement of 136.6% versus Net Earnings registered during the first half of the previous year.

ANALYSIS OF THE BALANCE SHEET
-----------------------------

As of June 30, 2004, the Company's financial assets amounted to US$340.2 million. These represent investments in mutual funds, deposits, structured notes and corporate and sovereign bonds. 90.6% of the total financial investments are held in U.S. dollar-denominated papers. Nevertheless, through "Cross-Currency Swaps" realized in mid-2003 and during the second quarter of 2004, part of the portfolio has been converted to Chilean pesos (UF), thereby decreasing to 36.8% the amount denominated in US dollars.

The Company's total debt amounted to US$ 326.3 million, with an average annual coupon rate of 6.7% on U.S. dollar debt, and an average real coupon rate of 6.2% on Chilean peso-denominated debt. The U.S. dollar-denominated debt represents 37.1% of total debt.

Thus, the Company holds a positive net cash position of US$13.9 million.

Additional Information
----------------------

For purposes of an easier comprehension and analysis of the Company's results, charts reflecting the results of the beverage operations for each country have been included. These charts are based on each operation's own accounting practices and are reflected in local currency. This information isolates currency fluctuations and the effects registered when consolidating under Chilean GAAP. Additionally, the packaging operation has been excluded.

II. Main Indicators


                          INDICATORS                 Unit         Jun-04           Dec-03            Jun-03            Variance
                          ----------                 ----         ------           ------            ------            --------
LIQUIDITY
  Current Ratio                                      Times          1.10             1.40              1.76             (0.66)
  Acid Tests                                         Times          0.90             1.18              1.38             (0.48)
  Working Capital                                    MCh$         27,229           32,326            29,370            (2,141)
ACTIVITY
  Investments                                        MCh$         11,771           25,546            16,318            (4,547)
  Inventory turnover                                 Times          6.18            13.18              5.37              0.81
  Days of inventory on hand                          Days          58.28            27.31             67.03             (8.75)
INDEBTEDNESS
  Debt to equity ratio                                 %         100.74%           93.25%            88.46%             12.28%
  Short-term liabilities to total liabilities          %          35.07%           32.40%            27.66%              7.41%
  Long-term liabilities to total liabilities           %          64.91%           67.60%            72.32%             (7.41%)
  Interest charges coverage ratio                    Times         12.79             N/A             15.06              (2.28)
PROFITABILITY
  Return over equity                                   %           5.95%            4.69%             2.14%              3.82%
  Return over total assets                             %           3.02%            2.51%             1.15%              1.87%
  Return over operating assets                         %           6.20%           14.84%             2.18%              4.02%
  Operating income                                   MCh$         26,489           48,081            15,014             11,475
  Operating margin                                     %          13.08%           12.33%             7.72%              5.36%
  EBITDA (1)                                         MCh$         43,711           56,638            33,331             10,380
  EBITDA margin                                        %          21.59%           14.41%            17.14%              4.45%
  Dividends payout ratio - Series A shares             %           4.55%            6.17%             7.13%             (2.58%)
  Dividends payout ratio - Series B shares             %           5.45%            6.66%             7.85%             (2.40%)


The main indicators contained in the table reflect for both periods the solid financial position and profitability of Embotelladora Andina S.A.

Liquidity shows a decrease with respect to the previous period, this is mainly because the company's short term bank liabilities increased in order to finance temporary cash needs, together with a decrease in the inventories, due to that during last period anticipated purchases of sugar were carried out during the second quarter. Indicators of indebtedness were affected by a decrease in equity due to the payment of an additional dividend, because total debt remained flat regarding the previous year. A net financial expense in the amount of Ch$1,723 million was recorded during this period, with an income before interests in the amount of Ch$22,030 million therefore the interest coverage ratio equaled 12.79 times.

As of June 30, 2004, operating profitability indicators were benefited by the reasons set forth in point I. Return on equity was benefited by the reasons set forth in point I along with the decrease in equity previously mentioned.

III. Analysis of Book Values and Present Value of Assets

With respect to the Company's main assets the following should be noted:

Given the high rotation of the items that compose working capital, book values of current assets are considered to represent market values.

Fixed asset values in the Chilean companies are presented at restated acquisition cost. In the foreign companies, fixed assets are valued in accordance with Technical Bulletin N(degree) 64 issued by the Chilean Institute of Accountants. (controlled in historical dollars)

Depreciation is estimated over the restated value of assets along with the remaining useful economic life of each asset.

All fixed assets that are considered available for sale are held at their respective market values.

Investments in shares, in situations where the Company has a significant influence on the issuing company, are presented following the equity method. The Company's participation in the results of the issuing company for each year has been recognized on an accrual basis, and unrealized results on transactions between related companies have been eliminated.

In summary, assets are valued in accordance with generally accepted accounting standards in Chile and the instructions provided by the Chilean Securities Commission, as shown in Note 2 of the Financial Statements.

IV. Analysis of the Main Components of Cash Flow


              Cash Flow           June 2004  June 2003
                                  ---------  ---------
                                     MCh$       MCh$      Variation MCh$     Variation %
                                                          --------------     -----------
Operating                          40,682      21,695         18,987             88%
Financing                         (29,422)    (41,946)        12,524             30%
Investment                         (8,190)     27,596        (35,786)           130%
                                  --------    --------       -------
Net cash flow for the Period        3,070       7,345         (4,275)            58%


The Company generated a positive net cash flow of MCh$3,070 during the quarter, analyzed as follows:

Operating activities generated a positive net cash flow of MCh$40,862, representing an increase of MCh$18,987 regarding last year and is mainly explained by a decrease in payments to suppliers due to anticipated purchases of raw materials during 2003 in order to obtain better prices and favorable exchange rates, and due to an increase in collection from trade receivables during the first half of 2004.

Financing activities generated a negative cash flow of MCh$29,422, representing an increase of MCh$12,524, explained by more short-term bank credits obtained in order to cover transitory cash needs.

Investment activities generated a negative cash flow of MCh$8,190; representing a negative variation of MCh$35,786 with respect to the previous year, explained mainly by a decrease in sales of financial investments.

V. Analysis of Market Risk


Interest Rate Risk
------------------

As of June 30, 2004 and 2003, the company held approximately 98% of its debt obligations at fixed-rates. Consequently, the risk fluctuation of market interest rates regarding the Company's cash flow remains low.

Foreign Currency Risk
---------------------

Income generated by the Company is linked to the local currencies of the countries in which it operates, and is composed as follows for the period:

    CHILEAN PESO        BRAZILIAN REAL          ARGENTINE PESO
        46%                   32%                     22%

Since the Company's sales are not linked to the United States dollar, the policy adopted for managing foreign exchange risk, this is the mismatch between assets and liabilities denominated in a given currency, has been to maintain financial investments in dollar-denominated instruments, for an amount at least equivalent to the dollar-denominated liabilities.

Additionally, it is Company policy to maintain foreign currency hedge agreements to lessen the effect of the exchange rate over cash withdrawals expressed in US Dollars that mainly correspond to payments of raw material suppliers.

The accounting exposure of foreign subsidiaries (Brazil and Argentina) due to the difference among monetary assets and liabilities, this is, those denominated in local currency and therefore exposed when translated into dollars, is only hedged when significant losses are expected, and when Management deems the associated cost to be reasonable.

Commodity Risks
---------------

The Company faces the risk of price changes in the international markets for sugar, aluminum and PET resin, all of which are necessary raw materials for preparing beverages, and in the aggregate represent between 30% and 40% of our operating costs. In order to minimize and/or stabilize such risk, supply contracts and advanced purchases are negotiated when market conditions are favorable. The Company has also used commodity-hedging instruments.

------------------------------------------------------------------------------
      This document may contain estimates that reflect a good faith expectation of Embotelladora Andina S.A. and are based on information currently available. It should be noted that the results finally obtained are subject to various variables, many of which are beyond the Company's control and which could have a significant impact on the current performance. Amongst the factors that may cause a change in the performance are: the effects of political and economic conditions on mass- consumption; price pressures resulting from competitive discounts by other bottlers; weather conditions in the Southern Cone and other risk factors that are applicable from time to time and that are periodically informed in the reports to the relevant regulatory authorities.

REPORT OF INDEPENDENT AUDITORS
Review of Internal Financial Statements

Santiago, August 6, 2004

To the Shareholders of
Embotelladora Andina S.A.

We have reviewed the internal consolidated balance sheets of Embotelladora Andina S.A. and its subsidiaries (the "Company") as of June 30, 2004 and 2003 and the related internal consolidated statements of income and of cash flows for the six months period ended on those dates. These financial statements are the responsibility of the Company's management. The analysis of the results and the material events are not part of the financial statements, and therefore this report does not refer to them.

We conducted our reviews in accordance with auditing standards established in Chile for the review of internal financial information. A review of internal financial information mainly consists of applying analytical review procedures to the financial statements and inquiries to personnel responsible of the financial and accounting matters. The extent of these reviews, for purposes of giving an opinion regarding the financial standards as a whole, is substantially lower than that of an audit according to generally accepted accounting standards. Consequently, the internal consolidated financial statements as of June 30, 2004 and 2003 haven not been audited and therefore, we are not in a position to express, nor do we express our opinion.

Based on our review of the internal consolidated financial statements as of June 30, 2004 and 2003, we are not aware of any significant restatements applied in order for them to be in accordance with the Chilean generally accepted accounting principles.



Luis Enrique Alamos O.
I.D. No. 7.275.527-8

Name of the authorized person signing:          Luis Enrique Alamos O.
I.D. No. of the authorized person signing:      7275527-8